116 West 23rd Street, 5th Floor, New York, NY 10011

March 4, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jay Webb

Re:	New Energy Systems Group (the “Company”)
Form 10-K
Filed April 15, 2010
File No. 000-49715
Form 10-Q filed May 14, 2010, File No. 000-49715
Form 10-Q filed November 15, 2010, File No. 001-34847

Dear Mr. Webb:

We are responding to comments contained in the letter, dated February 16, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Jufeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K filed on April 15, 2010 (the “10-K”), the Company’s Form 10-Q filed on May 14, 2010, and the Company’s Form 10-Q filed on November 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2009

1. We will continue to evaluate your response to prior comments, 1, 3, 7, and 10 after you file the amendment mentioned in those responses.

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

Noted, we acknowledge that the SEC will continue to evaluate our responses to prior comments 1, 3, 7 and 10 after we file the amendment mentioned in those responses.

Item 9A(T).  Controls and Procedures, page 21

2. Refer to our prior comments 14 and 15.  Based on information provided in your response, it does not appear that any of the individuals responsible for the preparation of your financial statements and evaluating internal controls at your company or its subsidiaries have other than “basic” or “limited” expertise and knowledge in interpreting and applying U.S. GAAP and SEC disclosure requirements.  Please address the following matters with respect thereto:

•
Tell us the specific person or persons that designed your U.S. GAAP and SEC disclosure based internal control over financial reporting environment as well as the person or persons that tested, assessed and concluded on the effectiveness of the referenced environment;

•	Tell us more about the relevant education and ongoing training the aforementioned person or persons have relating to U.S. GAAP and SEC rules and regulations;
•	Tell us more about your internal audit group, including how they impacted your evaluation of your internal control over financial reporting; and
•	Tell us the specific weaknesses you identified in your internal controls other than the weakness related to your lack of expertise in U.S. accounting principles among the personnel in the Company.

RESPONSE:

•
The Company’s CFO designed our U.S. GAAP and SEC disclosure based internal control over financial reporting environment. The Company implements several stages of processing that involve eight professionals to test, assess, and conclude on the effectiveness of our internal control over financial reporting.

First, as a prior response, the Company has five professionals in its accounting staff in China who are experts in Chinese accounting regulations. These professional accountants ensure that all our financial reports comply with China’s accounting regulations.

116 West 23rd Street, 5th Floor, New York, NY 10011

Second, three financial managers and the Company’s CFO, who are not only familiar with Chinese accounting regulations but also have a basic knowledge of U.S.GAAP and SEC disclosure requirements, will review all of these financial reports to confirm that they meet the accounting regulation requirements of China and to adjust them to meet U.S.GAAP and SEC disclosure requirements.

Third, the Company has one employee located in the United States who earned his MBA degree in the United States. This employee has several years of working experience in the financial industry and is familiar with U.S.GAAP and SEC disclosure requirements. During this stage, based on his knowledge regarding U.S.GAAP and SEC disclosure requirements, this employee works closely with the Company’s CFO, and our external U.S. certified accountant (the “CPA Firm”) to review and ensure that the preparation of the Company’s financial reports complies with U.S.GAAP and SEC disclosure requirements.

•	The relevant education and ongoing training that the aforementioned person or persons have relating to U.S. GAAP and SEC rules and regulations is as follows:

Generally, the financial managers and the CFO have limited education relating to U.S. GAAP and SEC Rules and Regulations. However, the financial managers and CFO have acquired a basic knowledge of U.S. GAAP and SEC Rules and Regulations through on-the-job training, and through working in coordination with the CPA Firm. The Company acknowledges that its current training relating to U.S. GAAP and SEC Rules and Regulations for their financial managers may not be sufficient, and is planning on providing more training to their financial managers, and hiring more financial managers with education and experience regarding U.S. GAAP and SEC Rules and Regulations.

The CPA from our CPA Firm has formal education regarding U.S. GAAP and SEC Rules and Regulations from California State University, Northridge, where she earned a B.A. degree in accounting. The CPA Firm has further enhanced her knowledge of U.S. GAAP and SEC Rules and Regulations through ten years of practicing as a CPA in various public accounting firms.

Finally, the Company’s one employee located in the United States acquired basic knowledge regarding U.S. GAAP and SEC Rules and Regulations while earning his MBA from Indiana University at South Bend, and has enhanced his knowledge through three years of on-the-job training from working in the financial sector in the United States.

116 West 23rd Street, 5th Floor, New York, NY 10011

•
Our internal audit group was established by the Company to review the Company’s preparation of financial reports. The Company’s internal audit group includes 2 staff members who are both accounting professionals. Regularly, these 2 staff members review all subsidiaries’ prior months’ financial reports on the 10th calendar day of each month. If they discover any questions regarding the preparation of the financial reports or the results of financial reports, they will inform all relevant managers and staff members and will engage in a detailed discussion with such managers and staff members in order to discuss the issue, and implement any corrective measures, if necessary.

•	The specific weaknesses we identified in our internal controls other than the weaknesses related to our lack of expertise in U.S. accounting principles among the personnel in the Company include:

a)	Training the Company’s employees to have full knowledge of U.S. GAAP and SEC disclosure requirements is slower than the Company expected; and
b)	Lack of complete records in connection with related party transactions.

3. Refer to our prior comment 14.  We see you indicate your CPA has “daily contact with Company personnel to ensure that all pertinent accounting issues are properly analyzed and disclosed.”  Please tell us the nature of the contact, including whether such contact is from their U.S. location or in China.

RESPONSE:

The Company’s response to prior comment 14 inadvertently contains an error. The Company would like to amend and restate its response to prior comment 14 in its entirety as follows:

The professional at the CPA Firm also had frequent contact with Company’s personnel to ensure that all pertinent accounting issues are properly analyzed and disclosed in the financial statements when she is assisting the Company with the preparation of the quarterly and annual financial statements under U.S. GAAP. Such contact is from the U.S. as she is a California based CPA.  The nature of such contact is to fully understand the Company’s operations, accounting information / records, unique or unusual or significant accounting issues to ensure the accuracy of the financial statements in accordance with U.S. GAAP.

4. Refer to our prior comment 15.  We see you indicated in your response that “During 2009, the Company’s CPA spent approximately 180 hours preparing the Company’s financial statements.  During 2010, the Company’s CPA spent approximately 220 hours preparing the Company’s financial statements.”  With respect to the referenced statements, please address the following:

•	Tell us, in detail, what was performed by your CPA during the referenced time periods and the location where the CPA performed the services and
•
Clarify the CPA’s involvement, if any, in the assessment and/or testing of your internal control over financial reporting environment as well as their involvement with your day to day accounting matters, including whether they review any of your unique or unusual accounting issues.

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

During 2009, the CPA Firm spent approximately 180 hours preparing the Company’s financial statements. During this time, the CPA Firm: (i) adjusted/converted entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP; (ii) prepared the consolidated financial statements worksheet and related schedules; and (iii) prepared the footnote disclosures with related schedules and worksheets to support the numbers disclosed in the footnotes using the PPC Disclosure Check List as guidance.

Among the 180 hours, the CPA Firm spent: (i) 40 – 50 hours preparing the consolidated financial statement for the period ending June 30, 2009; (ii) 40 – 50 hours preparing the consolidated financial statement for the period ending September 30, 2009; (iii) 40 – 50 hours preparing the financial statements of Anytone for the years ending December 31, 2009 and 2008 and for the nine months ending September 30, 2009 and 2008 in connection with the Current Report on Form 8-K of the Company related to the acquisition of Anytone; and (iv) 40 – 50 hours preparing the financial statements of Newpower for the years ending December 31, 2009 and 2008 and for the nine months ending September 30, 2009 and 2008 in connection with the Current Report on Form 8-K of the Company for the acquisition of Newpower.

During 2010, the CPA Firm spent approximately 220 hours preparing the Company’s financial statements. Among the 220 hours, the CPA Firm spent: (i) 55 – 60 hours preparing the consolidated financial statement for the year ending December 31, 2009; (ii) 40 – 50 hours preparing the consolidated financial statement for the period ending March 31, 2010; (iii) 40 – 50 hours for the preparation of consolidated financial statement for the period ending June 30, 2010; (iv) 40 – 50 hours for the preparation of consolidated financial statement for the period ending September 30, 2010; and (v) 40 – 50 hours for the preparation of financial statements of Kimfai for the years ending December 31, 2009 and 2008 and for the nine months ending September 30, 2010 and 2009 in connection with the Current Report on Form 8K of the Company for the acquisition of Kim Fai.

The CPA Firm provided all aforementioned services from California where she is based. However, the CPA Firm engaged in frequent communication with the Company via email and telephone to ensure an accurate financial statement presentation.

The CPA Firm is not involved in the assessment and/or testing of the Company’s internal control over financial reporting, nor the day to day accounting matters. However, the CPA Firm provides consulting services to the Company regarding to certain accounting treatments under U.S. GAAP or any questions that Company has in regards to understand the requirements under U.S. GAAP.

5. In a related matter, in light of the issues raised in our comments related to your valuation of certain acquisitions in fiscal 2009 and 2010, please tell us whether your original disclosures where you conclude that disclosure controls and procedures and internal control over financial reporting were effective in your December 31, 2009 Form 10-K and your disclosure controls and procedures were effective in your March 31, June 30 and September 30, 2010 Form 10-Q’s are still appropriate.

116 West 23rd Street, 5th Floor, New York, NY 10011

RESPONSE:

In light of the issues raised in the SEC’s comments related to our valuation of certain acquisitions in fiscal 2009 and 2010, our original disclosure where we conclude that disclosure controls and procedures and internal control over financial reporting were effective in our December 31, 2009 Form 10-K and our disclosure controls and procedures were effective in our March 31, June 30 and September 30, 2010 Form 10-Qs are not appropriate. Accordingly, we will restate our conclusion that our disclosure controls and procedures and internal control over financial reporting were ineffective for our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly reports on Form 10-Q for our 2010 quarters.

We would like to note that the Company hired a consulting firm to identify the material weaknesses with the Company’s disclosure controls and procedures and internal control over financial reporting. Through this consulting firm’s suggestion, the Company has improved some material weaknesses as follows:

a)	The Company has set up an audit committee and has already held two audit committee meetings to review our quarterly financial reports;
b)	The Company has hired three independent directors which enhanced our Board of Directors’ right to review and determine the Company’s major capital expenses;
c)	The Company intends to hire a new CFO who is familiar with Chinese accounting regulation, U.S.GAAP, and SEC regulations;
d)	The Company intends to hire more employees for its financial department who are familiar with U.S.GAAP; and
e)	The Company intends to educate and further train their current employees to enhance their knowledge about the U.S.GAAP.

Financial Statements, page 31

Consolidated Balance Sheets, page F-3

6. Refer to our prior comment 8.  Please revise the notes to your financial statements in future filings to clearly indicate how your accounting and presentation for equity-based payments to non-employees complies with FASB ASC 505-50.  Your disclosures should indicate the significant terms of such grants, including vesting and performance criteria as well as measurement dates and how you determined them.

RESPONSE:

The Company will revise our financial statements in future filings to clearly indicate that our accounting and presentation of equity-based payments to non-employees complies with FASB ASC 505-50, that a grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services received.  A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services.  Our future disclosure will indicate the significant terms of such grants, including vesting and performance criteria as well as measurement dates, etc.

116 West 23rd Street, 5th Floor, New York, NY 10011

Form 10-Q for the Quarterly Period Ended September 31, 2010

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 14.  Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

7. Refer to our prior comment 13.  We previously noted you determined the fair value of the shares issued in the Anytone and Newpower acquisitions by multiplying the shares issued in connection with each transaction by the average stock price of New Energy two days before and two days after the agreement date and do not believe that this valuation policy complies with the guidance at FASB ASC 805-30-30-7.  We also noted from your current response that the fair value of the shares issued in connection with the Anytone and NewPower acquisitions as determined based on the fair value of the shares issued at their acquisition dates of November 19, 2009 and January 12, 2010, respectively, substantially exceeds the values assigned to the shares as currently recorded in your financial statements.  In light of this fact, please provide us with your assessment as to why you do not believe you need to revise your December 31, 2009 as well as your March 31, June 30 and September 30, 2010 financial statements to properly value the referenced acquisitions.  Also, provide us with revised purchase price allocations for both acquisitions that are based on the total purchase price allocations for both acquisitions that are based on the total purchase prices for each acquisition dates rather than your average stock price on the acquisition dates.

RESPONSE:

The Company will revise our December 31, 2009 as well as our March 31, June 30, and September 30, 2010 financial statements to properly value the Anytone and Newpower acquisitions by using the stock price at acquisition date. Set forth hereto as Exhibit A are the revised financial statements.

The revised purchase price allocations for the Anytone and Newpower acquisitions that are based on the total purchase price allocations for both acquisitions that are based on the total purchase price for each acquisition dates are 33,719,997, and 18,516,674, respectively.

116 West 23rd Street, 5th Floor, New York, NY 10011

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	SEC comments or changes to disclosure in response to SEC comments do not foreclose the SEC from taking any action with respect to the filings; and
•	The Company may not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jufeng Chen
Jufeng Chen
Chief Financial Officer

116 West 23rd Street, 5th Floor, New York, NY 10011

EXHIBIT A

REVISED FINANCIAL STATEMENS
FOR
DECEMBER 31, 2009

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(RESTATED)
Current assets
Cash and equivalents	$3,651,990	$6,969,454
Accounts receivable	9,776,041	7,407,371
Inventory	502,702	759,477
Prepaid expenses	262,379	-
Other receivables	433,804	-
Total current assets	14,626,916	15,136,302

Plant, property & equipment, net	699,790	859,232

Other assets
Prepayment for Newpower acquisition	2,999,473	-
Deposits	37,626	-
Goodwill	19,775,939	-
Intangible assets, net	15,772,344	880,920
Total other assets	38,585,382	880,920

Total assets	$53,912,088	$16,876,454

Current liabilities
Accounts payable and accrued expenses	$9,095,623	$3,467,324
Taxes payable	762,430	399,519
Loan payable	-	2,200,500
Loan payable to related party	527,225	174,600
Total current liabilities	10,385,278	6,241,943

Deferred tax liability	3,001,584	-

Total Liabilities	13,386,862	6,241,943

Stockholders' equity
Preferred stock, $.001 par value, 7,575,757
shares authorized, 7,575,757 shares issued
and outstanding	7,576	7,576
Common stock, $.001 par value, 140,000,000
shares authorized, 11,863,390 and 5,446,105
shares issued and outstanding at December 31,
2009 and 2008, respectively	11,863	5,446
Additional paid in capital	42,697,184	16,999,362
Statutory reserve	2,070,081	593,445
Other comprehensive income	1,225,986	1,144,170
Accumulated deficit	(3,038,971)	(8,115,488)
Less: deferred compensation	(2,448,493)	-

Total stockholders' equity	40,525,226	10,634,511

Total liabilities and stockholders' equity	$53,912,088	$16,876,454

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 (RESTATED) AND 2008

						Other				Total
	Common Stock		Preferred Stock		Additional Paid	Comprehensive	Statutory	(Accumulated	Deferred	Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Income	Reserve	Deficit)	Compensation	Equity

Balance at January 1, 2008	5,446,105	$5,446	7,575,757	$7,576	$16,999,362	$854,398	$105,849	$(12,078,964)	$-	$5,893,667

Foreign currency translation gain	-	-	-	-	-	289,772	-	-	-	289,772

Transfer to statutory reserves	-	-	-	-	-	-	487,596	(487,596)	-	-

Net income for the year	-	-	-	-	-	-	-	4,451,072	-	4,451,072

Balance at December 31, 2008	5,446,105	5,446	7,575,757	7,576	16,999,362	1,144,170	593,445	(8,115,488)	-	10,634,511

Net income for the year	-	-	-	-	-	-	-	5,837,395	-	5,837,395

Stock issued for service	1,000,000	1,000	-	-	2,699,000	-	-	-	(2,700,000)	-

Common stock issued for acquisitions	5,417,285	5,417	-	-	22,998,822	-	715,758	-	-	23,719,997

Amortization of deferred compensation	-		-	-	-	-	-	-	251,507	251,507

Transfer to statutory reserve	-	-	-	-	-	-	760,878	(760,878)	-	-

Foreign currency translation gain	-	-	-	-	-	81,816	-	-	-	81,816

Balance at December 31, 2009 (Restated)	11,863,390	$11,863	7,575,757	$7,576	$42,697,184	$1,225,986	$2,070,081	$(3,038,971)	$(2,448,493)	$40,525,226

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
(FORMERLY, CHINA DIGITAL COMMUNICATION GROUP AND SUBSIDIARIES)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1 – ORGANIZATION

New Energy Systems Group (“New Energy” or the “Company”, FKA: China Digital Communication Group) was incorporated under the laws of the State of Nevada on March 27, 2001, operating its business through its wholly owned subsidiary E'Jenie Technology Development Co., Ltd (“E’Jenie”), a company incorporated under the laws of the Peoples Republic of China (“PRC”). Through E'Jenie, the Company manufactures and distributes lithium battery shells and related products primarily in China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean New Energy Systems Group and its Subsidiaries.

On September 30, 2004, the Company entered into an Exchange Agreement with Billion Electronics Co., Ltd (“Billion”).  Billion owns all of the issued and outstanding shares of E’Jenie. Billion was incorporated under the laws of the British Virgin Islands (“BVI”) on July 27, 2004. Pursuant to the Exchange Agreement, the Company purchased all of the issued and outstanding shares of Billion for approximately $1,500,000 in cash and 4,566,210 shares of the Company’s common stock, or approximately 8.7% of then issued and outstanding shares.

On June 28, 2006, the Company finalized an Exchange Agreement with Galaxy View International Ltd (“Galaxy View”), and the shareholders of Galaxy View. Galaxy View owned all of the issued and outstanding shares of Sono. Pursuant to the Exchange Agreement, the Company acquired 100% of Galaxy View in a cash and stock transaction valued at $6,787,879. Under the terms of the Agreement, the Company paid the Shareholders $3,000,000 in cash and delivered 7,575,757 unregistered shares of the Company’s preferred stock valued at $3,787,879.

On April 24, 2007, the Company entered into an Agreement to transfer of shares of Sono Digital Electronics Technologies Co., Ltd (“Sono”)  with Liu Changqing and Wang Feng (collectively, the “Purchasers”) for the sale of its wholly-owned subsidiary Sono. Changqing purchased 60% and Feng purchased 40% in Sono. In exchange for all of the outstanding shares of Sono, the Purchasers paid $3,000,000 for the acquisition.  The Company disposed Galaxy View and its wholly-owned subsidiary Sono, on April 24, 2007.

In connection with the acquisition of Galaxy View, the Company issued Series A Preferred Stock to the selling shareholders.  On June 29, 2006, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation of Series A Convertible Preferred Stock designating 7,575,757 of the Company’s previously authorized preferred stock. Each share of Series A Preferred Stock entitles the holder to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one tenth of one share of the Company’s common stock on June 29, 2011 (after providing for the July 13, 2009, 10-to-1 reverse stock split of the Company’s common stock). Each share of Series A Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, ranks (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock.  Series A Preferred Stockis not entitled to any preferred dividend. However, the preferred shareholders will share the dividend on common stock proportionately if and when the dividend on Common Stock is declared.

On July 13, 2009, the Company effected a 10-to-1 reverse stock split. The principal effect of the Reverse Split was (i) that the number of shares of Common Stock issued and outstanding was reduced from 54,460,626 to approximately 5,446,062 (depending on the number of fractional shares that are issued or cancelled), and (ii) that each share of Series A Preferred Stock is convertible into one tenth of one share of the Company’s common stock. The number of authorized shares of Common Stock was not affected.   All per share data was retroactively restated.

On September 8, 2009, the Company amended the Company’s Articles of Incorporation to change the Company’s name to “New Energy Systems Group.”

On December 7, 2009, the Company closed the transactions contemplated by the share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. (“Anytone International”) and Shenzhen Anytone Technology Co., Ltd. (“Shenzhen Anytone”).  Shenzhen Anytone is a subsidiary of Anytone International, collectively referred to as “Anytone”.  Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay US $10,000,000. As of December 31, 2009 $5,000,000.00 has been paid; the remaining $5,000,000 will be paid on or before June 30, 2010 with no interest. The acquisition was completed on December 7, 2009.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with United States Generally Accepted Accounting Principles (US GAAP).  The Company’s functional currency is the Chinese Yuan Renminbi (CNY); however the accompanying consolidated financial statements were translated and presented in United States Dollars ($).

Exchange Gain (Loss)

During the years ended December 31, 2009 and 2008, the transactions of E’Jenie and Anytone were denominated in foreign currency and were recorded in CNY at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive Income (Loss)

During the years ended December 31, 2009 and 2008, the accounts of E’Jenie and Anytone were maintained, and its financial statements were expressed, in CNY. Such financial statements were translated into $ in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” (codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830) with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity (codified in FASB ASC Topic 220). There were no significant fluctuations in the exchange rate for the conversion of CNY to USD after the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Principles of Consolidation

The consolidated financial statements include the accounts of New Energy Systems Group and its wholly owned subsidiaries Billion, E’Jenie, and Anytone, are collectively referred to the Company.  All material intercompany accounts, transactions and profits were eliminated in consolidation.

Revenue Recognition

The Company manufactures and distributes battery shells and covers for cellular phones. The Company established a new division in 2008, through which the Company began selling batteries in PRC. The Company's revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104 (codified in FASB ASC Topic 480). Sales revenue is recognized when the significant risks and rewards of the ownership of goods have been transferred to the buyers. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products sold in the PRC are subject to Chinese value-added tax of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (codified in FASB ASC Topic 718). The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of Interpretation 48, the Company recognized no material adjustments to liabilities or stockholders’ equity. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

At December 31, 2009 and 2008, the Company had not taken any significant uncertain tax position on its tax return for 2008 and prior years or in computing its tax provision for 2009.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows” (codified in FASB ASC Topic 230), cash flows from the Company’s operations are based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Supplemental Cash Flow Disclosures

Cash from operating, investing and financing activities excluded the effect of the acquisition of Anytone (See Note 15).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  At December 31, 2009 and 2008, the Company had approximately $3,644,000 and $6,969,000 cash in state-owned banks, respectively, of which no deposits were covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  The allowance for doubtful accounts was $0 at December 31, 2009 and 2008.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.  As of December 31, 2009 and 2008, inventory consisted of raw materials, work in progress and finished goods as follows:

	2009	2008
Raw Materials	$133,358	$81,444
Work-in-process	44,250	21,017
Finished goods	334,095	657,016
	511,703	759,477
Less: reserve for impairment of inventory	(9,001)	-
	$502,702	$759,477

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Equipment	5 years
Computer Hardware and Software	5 years
Building	30 years

As of December 31, 2009 and 2008, Property, Plant & Equipment consisted of the following:

	2009	2008
Machinery	$936,049	$969,103
Automobile	25,189	36,508
Office equipment	81,674	7,736
Building	589,436	590,436

	1,632,348	1,603,783

Accumulated depreciation	(932,558)	(744,551)

	$699,790	$859,232

Depreciation was approximately $193,000 and $225,349 for the years ended December 31, 2009 and 2008, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.   ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of December 31, 2009 and 2008, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Basic and Diluted Earnings per Share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted net earnings per share are based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”) (codified in FASB ASC Topic 350), goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

Intangible Assets

The Company applies criteria specified in SFAS No. 141(R), “Business Combinations” (codified in FASB ASC Topic 805) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, (codified in FASB ASC Topic 350), intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in FASB ASC Topic 360). Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that assets may be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible to its future net undiscounted cash flows. If the intangible is considered impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds the fair value of the intangible, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (codified in FASB ASC Topic 360) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business (codified in FASB ASC Topic 225).” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144 (codified in FASB ASC Topic 360). SFAS 144 (codified in FASB ASC Topic 360) requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Recent accounting pronouncements

In October 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In August 2009, the FASB issued an ASU regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. This ASU is effective for the first reporting period, including interim periods, beginning after the issuance of this ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168 , “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”).  ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification™ (“Codification”) and, for SEC registrants, guidance issued by the SEC.  The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC.  The Codification is amended to effect non-SEC changes to authoritative GAAP.  Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), codified as FASB ASC Topic 810-10, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of SFAS 167 will have an impact on its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), codified as FASB Topic ASC 860, which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of SFAS 166 will have an impact on its financial condition, results of operations or cash flows.

In April 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is codified in FASB ASC Topic 825-10-50. This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are required beginning with the quarter ending June 30, 2009.  This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which is codified in FASB ASC Topic 320-10. This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulate other comprehensive income. The Company adopted FSP No. SFAS 115-2 and SFAS 124-2 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. SFAS 157-4”). FSP No. SFAS 157-4, which is codified in FASB ASC Topics 820-10-35-51 and 820-10-50-2, provides additional guidance for estimating fair value and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. The Company adopted FSP No. SFAS 157-4 April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

Note 3 – INTANGIBLE ASSETS

As of December 31, 2009 and 2008 intangible assets consisted of the following:

	2009	2008

Customer relationship	$2,691,445	$2,691,445
Design	366,850	366,850
Proprietary technology	270,850	270,850
Land rights	589,436	590,436
Patent right	15,167,497	-
Intangible assets	19,086,078	3,919,581

Impairment in 2007	(1,972,598)	(1,972,598)

Accumulated amortization	(1,341,136)	(1,066,063)

Intangible assets, net	$15,772,344	$880,920

During the year ended December 31, 2006, E’Jenie purchased the two facilities it previously leased.  The cost of the acquisition was $1,103,596.  Of that amount $551,798 was recorded as an intangible asset as land rights.  Because the laws of the PRC do not allow ownership of land, the Company received a Certificate of Real Estate from the Ministry of Land and Resources to use the land. E’Jenie incurred losses and also its revenue reduced significantly during the year ended December 31, 2007. The Company performed intangible assets impairment test and concluded there was impairment as to the carrying value of intangible assets of E’Jenie of $1,972,598 as of December 31, 2007.

The intangible assets are amortized over 10-30 years.  Amortization was approximately $275,000 and $83,437 for the years ended December 31, 2009 and 2008, respectively.

Amortization expenses for the Company’s intangible assets over the next five fiscal years from December 31, 2009 are estimated to be:

December 31, 2010	$2,027,000
December 31, 2011	2,027,000
December 31, 2012	2,027,000
December 31, 2013	2,027,000
December 31, 2014	2,027,000
After	5,642,000
Total	$15,777,000

Note 4 – TAXES PAYABLE

As of December 31, 2009 and 2008, tax payable comprised the following:

	2009	2008

Income tax payable	$526,043	$256,170
VAT tax payable	224,137	143,349
Other tax payable	12,250	-
Total	$762,430	$399,519

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2009 and 2008, accounts payable and accrued expenses comprised of the following:

	2009	2008

Accounts payable	$3,579,714	$3,009,376
Payable of purchase consideration of Anytone	5,000,000	-
Payable for expense reimbursement	297,318	-
Professional fees payable	-	210,300
Accrued payroll	137,316	62,161
Other	81,275	185,487

Total	$9,095,623	$3,467,324

Note 6 - LOAN PAYABLE

On August 25, 2008, the Company entered a bank loan agreement of RMB 15,000,000 or $2,200,500. The loan was unsecured, with floating rate interest-bearing ranging from 6.66% to 7.47%, and was due August 24, 2009.  The Company repaid the loan on the due date.

Note 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2008, the Company had an unsecured, due on demand, and non interest-bearing loan from a shareholder of $174,600 which was repaid by the end of 2009. As of December 31, 2009, the Company had $527,225 unsecured, due on demand and non interest-bearing loan payable to the original owner of Shenzhen Anytone for the acquisition of Shenzhen Anytone by Anytone International.

Note 8 – DEFFERD TAX LIABILITY

 Deferred tax represented differences between the tax bases and book bases of intangible assets. At December 31, 2009, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone (See Note 16).

Note 9 – STOCK OPTIONS

On November 4, 2005, the Company issued a nonqualified stock option for 10,000 shares (post-reverse stock split) to a member of the board with an exercise price of $0.53 that will expire on November 3, 2010.  The option vested and became exercisable immediately.

The Company's 2005 Stock Option Incentive Plan provides for the grant of 10,000 option rights (post-reverse stock split) to a non-employee director. The Plan is administered by the Company's Compensation Committee, who has the authority to select plan participants and determine the terms and conditions of such awards.

The Company adopted SFAS 123(R) (codified in FASB ASC Topic 718) on November 1, 2005 using the modified prospective method. Prior to the adoption of SFAS 123(R) the Company did not have any stock options.

Risk-free interest rate	4.00%
Expected life of the options	5 years
Expected volatility	58.0%
Expected dividend yield	0%

On March 20, 2006, the Company issued a non-incentive stock option for 150,000 shares (pre-reverse stock split) to a consultant with an exercise price of $0.702 that expired on March 19, 2009.  The options vested and became exercisable on May 1, 2006.

Risk-free interest rate	4.77%
Expected life of the options	3 years
Expected volatility	126.76%
Expected dividend yield	0%

The outstanding options (post-reverse stock split) as of December 31, 2009 and 2008 listed as follow:

Number of Shares
Outstanding at January 01, 2008	25,000
Granted	-
Exercised	-
Canceled	-

Outstanding at December 31, 2008	25,000

Granted	-
Exercised	-
Expired	15,000

Outstanding at December 31, 2009	10,000
Exercisable at December 31, 2009	10,000

Options outstanding (post-reverse stock split) at December 31, 2009 and related weighted average price and intrinsic value are as follows:

Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value

$0.530	10,000	0.84	$0.530	10,000	$0.530	-

On August 18, 2009, the Company entered into a four year consulting agreement for promoting the Company's image. In connection with this agreement, the Company was required to issue 1,930,000 shares of Common Stock valued at $2.70 (stock price at grant date) to these eight consultants.  During the year ended December 31, 2009, the Company issued 1,000,000 shares of the Company’s stock and recorded $2,700,000 as deferred compensation. The Company amortized $251,507 as stock-based compensation.

On December 3, 2009, the Company issued 3,593,939 shares of common stock, valued at $6.452 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the purchase consideration for the acquisition of Anytone (see note 16).

On December 30, 2009, the Company issued 1,823,346 shares of common stock valued at $6 per share which was the average stock price two days before and two days after the agreement date, for paying the stock portion of the total purchase consideration for the acquisition of Shenzhen NewPower Technology Co., Ltd. ("NewPower”) (see note 17).

Note 11 – INCOME TAXES

As of December 31, 2009, the Company in the US had approximately $1,138,000 in net operating loss carry forwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The deferred tax assets for the US entities at December 31, 2009 consists mainly of net operating loss carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at the location as of December 31, 2009. Accordingly, the Company has no net deferred tax assets.

There is no income tax for companies domiciled in the BVI. Accordingly, the Company's consolidated financial statements do not present any income tax provisions related to BVI tax jurisdiction where Billion is domiciled.

Pursuant to the PRC Income Tax Laws, the Company's subsidiary in China is generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 25%. The subsidiary is qualified as a new technology enterprises and under PRC Income Tax Laws, it subject to a preferential tax rate of 18%.

Beginning January 1, 2008, the new PRC Enterprise Income Tax ("EIT") law replaced the existing laws for Domestic Enterprises ("DES") and Foreign Invested Enterprises ("FIEs"). The new standard EIT rate is 25%.

Subsidiary E’Jenie was qualified as new technology enterprise under PRC Income Tax Law and still subject to the tax holiday with applicable EIT of 10% for 2009 and 9% for 2008, respectively. The new acquired subsidiary Anytone’s effective EIT for 2009 was 20%.

Foreign pretax earnings approximated $7,400,000 and $5,300,000 for the years ended December 31, 2009 and 2008 respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent those earnings are indefinitely invested outside the United States. At December 31, 2009, $16,900,000 of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of $4,607,000 would have to be provided if such earnings were remitted currently.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations for the years ended December 31, 2009 and 2008, respectively:

	2009		2008
US statutory rates	34%		34%
State tax expense net of federal tax	-%		6%
Tax rate difference	(10)%		-%
Effect of tax holiday	(15	) %	-%
Valuation allowance on deferred tax on US NOL	3%		(40)%

Foreign income tax - PRC	-%		18%
Exempt from income tax	-%		(9)%
Tax expense at actual rate	12%		9%

The provisions for income tax expenses for the years ended December 31, 2009 and 2008 consisted of the following:

	2009	2008
Income tax expenses – current	$845,014	$454,670
Income tax benefit – deferred	(31,916)	-
Total income tax expenses	$813,098	$454,670

Note 12 – STATUTORY RESERVE

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i)	Making up cumulative prior years' losses, if any;

ii)
Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and statutory common welfare fund is no longer required per the new cooperation law executed in 2006.

iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

The Company reserved $760,878 for the year ended December 31, 2009 and $487,596 for the year ended December 31, 2008.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

The Company purchased its products from three vendors during the year ended December 31, 2009 with each vendor individually accounting for 24%, 23% and 19% of total purchases. Accounts payable to these vendors were $648,017, $340,848 and $217,116 as of December 31, 2009. The Company purchased its battery products from three vendors during the year ended December 31, 2008 with each vendor individually accounting for about 36%, 34% and 30% of purchases. Accounts payable to the venders amounted to RMB 7,497,200 ($1,009,839), RMB 6,081,550 ($892,163) and RMB 5,637,270 ($826,988) as of December 31, 2008.

The Company purchased its raw materials for battery shell business from three vendors, who purchased more than 10% of the raw material for battery shell, during the year ended December 31, 2008, with each vendor individually accounting for about 51%, 26% and 17%. Accounts payable to the venders amounted to RMB 832,570 ($122,138), RMB 308,000 ($45,184) and RMB 136,800 ($20,069), respectively, as of December 31, 2008.

Two customers accounted for 49% and 15% of the total sales during the year ended December 31, 2009. Accounts receivable from these customers were $4,229,689 and $866,060 as of December 31, 2009. One major customer accounted 100% of the battery sales during the year ended December 31, 2008. Accounts receivable from the customer amounted to RMB 48,124,656 ($7,059,887) as of December 31, 2008.

The Company had four customers accounted over 10% of the battery shell sales during the year ended December 31, 2008 with each customer individually accounting for about 19%, 17%, 14% and 10%. Accounts receivable from the customer amount to RMB 381,132 ($55,912), RMB 456,166 ($66,919). RMB 173,304 ($25,424) and RMB 154,682 ($22,692).

Note 14 – SEGMENT REPORTING

The Company had two principal operating segments which were: battery components manufacture and battery assembly and distribution.  These operating segments were determined based on the nature of the products offered.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.  The Company's chief executive officer and chief financial officer have been identified as the chief operating decision makers.  The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  The segments’ accounting policies are the same as those described in the summary of significant accounting policies.  The following table shows the operations of the Company's reportable segments:

	2009	2008
Revenues from unaffiliated customers:
Battery	$19,918,846	$14,748,595
Battery shell and cover	6,457,044	4,967,813
Consolidated	$26,375,890	$19,716,408
Operating income (loss):
Battery	$5,955,072	$4,889,879
Battery shell and cover	1,529,223	545,889
Corporate	(778,572)	(451,244)
Consolidated	$6,705,723	$4,984,524
Net income (loss) before taxes:
Battery	$5,955,072	$4,889,879
Battery shell and cover	1,474,273	467,047
Corporate	(778,852)	(451,184)
Consolidated	$6,650,493	$4,905,742
Net income (loss) :
Battery	$5,357,261	$4,549,514
Battery shell and cover	1,258,986	353,592
Corporate	(778,852)	(452,034)
Consolidated	$5,837,395	$4,451,072
Identifiable assets:
Battery	$41,841,017	$594,510
Battery shell and cover	11,264,428	15,948,228
Corporate	274,742	333,716
Consolidated	$53,380,187	$16,876,454
Depreciation and amortization:
Battery	$160,578	$-
Battery shell and cover	215,175	239,216
Corporate	92,760	69,570
Consolidated	$468,513	$308,786

Note 15- ACQUISITION OF ANYTONE AND UNAUDITED PRO FORMA INFORMATION

On November 19, 2009, the Company entered into a share exchange agreement with Anytone International and Shenzhen Anytone. Shenzhen Anytone is a subsidiary of Anytone International, collectively referred as Anytone. Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay $10,000,000.  As of December 31, 2009, $5,000,000 has been paid; the remaining $5,000,000 will be paid on or before June 30, 2010 with no interest. The acquisition was completed December 7, 2009.

The purchase price for Anytone was $10,000,000 cash and 3,593,939 shares of common stock equivalent to approximately $23,719,997, which was determined by multiplying the 3,593,939 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $19,775,939 is recorded as goodwill.

The Company expects synergy from combining the operations. Revenue and net income of Anytone included in the consolidated income statement for the year ended December 31, 2009 was $3,424,291 and $561,309.

Cash	$2,401,140
Accounts receivable	651,062
Other receivables	842,463
Due from shareholder	262,396
Inventory	2,316,835
Property and equipment	42,209
Intangible assets	15,167,497
Goodwill	19,775,939
Accounts payable	(4,178,789)
Deferred tax liability	(3,033,499)
Loan payable	(527,256)
Purchase price	$33,719,997

The following unaudited pro forma consolidated results of operations for New Energy and Anytone for the years ended December 31, 2009 and 2008 presents the operations of New Energy and Anytone as if the acquisitions occurred on January 1, 2009 and 2008, respectively.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

	2009	2008
Net revenue	$47,108,598	$29,798,250
Cost of revenue	33,527,190	21,336,984

Gross profit	13,581,408	8,461,266
Total operating expenses	3,886,199	3,251,697

Income from operations	9,695,210	5,209,569
Total non-operating expense	(42,191)	(74,105)

Income before income tax	9,653,019	5,135,464
Income tax	1,413,603	459,379

Net income	$8,239,416	$4,676,085

Weighted average shares outstanding	9,987,006	9,040,044

Earnings per share	$0.83	$0.52

Note 16- SUBSEQUENT EVENT

On January 12, 2010 the Company closed the share exchange agreement entered on December 11, 2009 with Shenzhen NewPower Technology Co., Ltd. ("NewPower"), whereby NewPower would merge with and into the Company's wholly owned subsidiary Shenzhen E'Jenie. Pursuant to the Share Exchange Agreement, in exchange for all of the capital stock of NewPower, the Company issued to the shareholders of NewPower 1,823,346 shares of the Company's Common Stock with a restrictive legend, and agreed to pay cash of US $3,000,000. The acquisition was completed January 12, 2010.  The following unaudited pro forma consolidated results of operations for the Company and NewPower for the years ended December 31, 2009 and 2008 presents the Company and NewPower’s operations as if the acquisitions occurred on January 1, 2009 and 2008, respectively.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

	For the years ended
	December 31, 2009	December 31, 2008
	(Unaudited)
	(In thousands)
Total Revenue	$43,051	$31,946
Net Income	$6,351	$3,589

The condensed unaudited balance sheet discloses the amount assigned to each major asset and liability caption of the acquired entity (NewPower) at acquisition date was as follows (in thousands):

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25
Other current assets	3,225
Total Current Assets	3,250

PROPERTY AND EQUIPMENT, NET	327

INTANGIBLE ASSETS	7,009

GOODWILL	8,976

TOTAL ASSETS	$19,562

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$2,410
Other payables	67
Tax payable	(381)
Due to a stockholder	1,362
Total Current Liabilities	3,458

DEFERRED TAX LIABILITY	1,402

NET ASSETS ACQUIRED	$14,702

The following unaudited pro forma consolidated results of operations for the Company, Anytone and NewPower for the years ended December 31, 2009 and 2008 presents the Company, Anytone and NewPower’s operations as if the acquisitions for both Anytone and NewPower occurred on January 1, 2009 and 2008, respectively.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

	For the years ended
	December 31, 2009	December 31, 2008
	(Unaudited)
	(In thousands)
Total Revenue	$67,208	$42,028
Net Income	$9,314	$3,814
Note 17- RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements at December 31, 2009 were restated to reflect the following:

1.
The Company initially calculated goodwill from the acquisition of Anytone based on the average stock price of New Energy two days before and two days after the agreement date. According to SEC comment, the Company has now concluded that the calculation of goodwill should be based on the stock price of New Energy at the acquisition date.

2.	Due to the change of goodwill, the additional paid-in capital changed accordingly.

The above restatement did not have any impact on the statement of income and other comprehensive income and cash flows.

The following table presents the effects of the restatement adjustment on the accompanying consolidated balance sheet at December 31, 2009:

Consolidated Balance Sheet at December 31, 2009	As Previously Reported	Restated	Net Adjustment

Goodwill	$19,244,036	$19,775,939	$531,903
Total assets	$53,380,185	$53,912,088	$531,903
Additional paid in capital	$42,165,281	$42,697,184	$531,903
Total stockholders’ equity	$39,993,323	$40,525,226	$531,903

REVISED FINANCIAL STATEMENS
FOR
QUARTER ENDED MARCH 31, 2010

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2010 (Unaudited)	December 31, 2009
	(RESTATED)	(RESTATED)
Current assets
Cash and cash equivalents	$8,530,867	$3,651,990
Accounts receivable	10,943,006	9,776,041
Inventory	1,590,613	502,702
Prepaid expenses	437,155	262,379
Other receivables	37,637	3,470,903

Total current assets	21,539,278	17,664,015

Plant, property & equipment, net	967,008	699,790

Other assets
Goodwill	32,566,530	19,775,939
Intangible assets, net	22,085,159	15,772,344

Total other assets	54,651,689	35,548,283

Total assets	$77,157,975	$53,912,088

Current liabilities
Accounts payable and accrued expenses	$10,459,721	$9,095,623
Taxes payable	1,275,302	762,430
Loan payable to related party	527,372	527,225
Deferred revenue	629,917	-

Total current liabilities	12,892,312	10,385,278

Deferred tax liability	4,268,755	3,001,584

Total Liabilities	17,161,067	13,386,862

Stockholders' equity
Preferred stock, $.001 par value, 7,575,757 shares authorized, issued and outstanding	7,576	7,576
Common stock, $.001 par value, 140,000,000 shares authorized, 9,040,001 issued and outstanding	11,863	11,863
Additional paid in capital	58,214,039	42,697,184
Statutory reserve	2,070,081	2,070,081
Other comprehensive income	1,230,196	1,225,986
Retained earnings (Accumulated deficit)	742,896	(3,038,971)
Less: Deferred compensation	(2,279,743)	(2,448,493)

Total stockholders' equity	59,996,908	40,525,226

Total liabilities and stockholders' equity	$77,157,975	$53,912,088

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009

Note 1 – ORGANIZATION

New Energy Systems Group (“New Energy” or the “Company”, FKA: China Digital Communication Group) was incorporated under the laws of the State of Nevada on March 27, 2001, operating its business through its wholly owned subsidiary E'Jenie Technology Development Co., Ltd (“E’Jenie”), a company incorporated under the laws of the Peoples Republic of China (“PRC”). Through E'Jenie, the Company manufactures and distributes lithium battery shells and related products primarily in China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean New Energy Systems Group and its Subsidiaries.

On September 30, 2004, the Company entered into an Exchange Agreement with Billion Electronics Co., Ltd (“Billion”).  Billion owns all of the issued and outstanding shares of E’Jenie. Billion was incorporated under the laws of the British Virgin Islands (“BVI”) on July 27, 2004. Pursuant to the Exchange Agreement, the Company purchased all of the issued and outstanding shares of Billion for $1,500,000 and 4,566,210 shares of the Company’s common stock, or approximately 8.7% of then issued and outstanding shares.

On June 28, 2006, the Company finalized an Exchange Agreement with Galaxy View International Ltd (“Galaxy View”), and the shareholders of Galaxy View. Galaxy View owned all of the issued and outstanding shares of Sono Digital Electronics Technologies Co., Ltd (“Sono”). Pursuant to the Exchange Agreement, the Company acquired 100% of Galaxy View in a cash and stock transaction valued at $6,787,879. Under the terms of the Agreement, the Company paid the Shareholders $3,000,000 and delivered 7,575,757 unregistered shares of the Company’s preferred stock valued at $3,787,879.

On April 24, 2007, the Company entered into an Agreement to transfer of shares of Sono with Liu Changqing and Wang Feng (collectively, the “Purchasers”) for the sale of its wholly-owned subsidiary Sono. Changqing purchased 60% and Feng purchased 40% in Sono. In exchange for all of the outstanding shares of Sono, the Purchasers paid $3,000,000 for the acquisition.  The Company disposed Galaxy View and its wholly-owned subsidiary Sono, on April 24, 2007.

In connection with the acquisition of Galaxy View, the Company issued Series A Preferred Stock to the selling shareholders.  On June 29, 2006, the Company filed with the Secretary of State of the State of Nevada a Certificate of Designation of Series A Convertible Preferred Stock designating 7,575,757 of the Company’s previously authorized preferred stock. Each share of Series A Preferred Stock entitles the holder to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one tenth of one share of the Company’s common stock on June 29, 2011 (after providing for the July 13, 2009, 10-to-1 reverse stock split of the Company’s common stock). Each share of Series A Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, ranks (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock.  Series A Preferred Stock is not entitled to any preferred dividend. However, the preferred shareholders will share the dividend on common stock proportionately if and when the dividend on Common Stock is declared.

On July 13, 2009, the Company effected a 10-to-1 reverse stock split. The principal effect of the Reverse Split was (i) that the number of shares of common stock issued and outstanding was reduced from 54,460,626 to approximately 5,446,062 (depending on the number of fractional shares that are issued or cancelled), and (ii) that each share of Series A Preferred Stock is convertible into one tenth of one share of the Company’s common stock. The number of authorized shares of common stock was not affected.   All per share data was retroactively restated.

On September 8, 2009, the Company amended the Company’s Articles of Incorporation to change the Company’s name to “New Energy Systems Group.”

On December 7, 2009, the Company closed the transactions contemplated by the share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. (“Anytone International”) and Shenzhen Anytone Technology Co., Ltd. (“Shenzhen Anytone”).  Shenzhen Anytone is a subsidiary of Anytone International, collectively referred to as “Anytone”.  Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's common stock with a restrictive legend, and agreed to pay $10,000,000. As of March 31, 2010, $6,000,000 has been paid; the remaining $4,000,000 will be paid on or before June 30, 2010 with no interest. The acquisition was completed on December 7, 2009.  Anytone is engaged in manufacturing and distribution of lithium batteries.

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd. (“Newpower”).  Pursuant to the Share Exchange Agreement, the Company’s subsidiary E’jenie acquired Newpower. The Company issued to the shareholders of Newpower, proportionally among the Newpower Shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, 1,823,346 shares of the Company’s common stock with standard restrictive legend, and cash of $3,000,000. As of March 31, 2010, $3,000,000 was paid. Newpower is engaged in manufacturing and distribution of lithium batteries.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with United States Generally Accepted Accounting Principles (US GAAP).  The Company’s functional currency is the Chinese Yuan Renminbi (CNY); however the accompanying consolidated financial statements were translated and presented in United States Dollars ($).

Exchange Gain (Loss)

During the three months ended March 31, 2010 and 2009, the transactions of E’Jenie, Anytone and Newpower were denominated in foreign currency and were recorded in CNY at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive Income (Loss)

During the three months ended March 31, 2010 and 2009, the accounts of E’Jenie, Anytone and Newpower were maintained, and its financial statements were expressed, in CNY. Such financial statements were translated into $ in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” (codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830) with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity (codified in FASB ASC Topic 220). There were no significant fluctuations in the exchange rate for the conversion of CNY to USD after the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Principles of Consolidation

The consolidated financial statements include the accounts of New Energy Systems Group and its wholly owned subsidiaries Billion, E’Jenie, Anytone and Newpower, are collectively referred to the Company.  All material intercompany accounts, transactions and profits were eliminated in consolidation.

Revenue Recognition

The Company manufactures and distributes battery shells and covers for cellular phones. The Company established a new division in 2008, through which the Company began selling batteries in PRC. The Company's revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104 (codified in FASB ASC Topic 480). Sales revenue is recognized when the significant risks and rewards of the ownership of goods have been transferred to the buyers. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products sold in the PRC are subject to Chinese value-added tax of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (codified in FASB ASC Topic 718). The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of Interpretation 48, the Company recognized no material adjustments to liabilities or stockholders’ equity. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

At March 31, 2010 and December 31, 2009, the Company had not taken any significant uncertain tax position on its tax return for 2009 and prior years or in computing its tax provision for 2010.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows” (codified in FASB ASC Topic 230), cash flows from the Company’s operations are based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Supplemental Cash Flow Disclosures

Cash from operating, investing and financing activities excluded the effect of the acquisition of Newpower (See Note 14).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  At March 31, 2010 and December 31, 2009, the Company had approximately $8,507,000 and $3,639,000 cash in state-owned banks, respectively, of which no deposits were covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  The allowance for doubtful accounts was $0 at March 31, 2010 and December 31, 2009.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.  As of March 31, 2010 and December 31, 2009, inventory consisted of the following:

	2010	2009
Raw Materials	$456,553	$133,358
Work-in-process	293,760	44,250
Finished goods	840,300	334,095
	1,590,613	511,703
Less: reserve for impairment of inventory	-	(9,001)
	$1,590,613	$502,702

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Equipment	5 years
Computer Hardware and Software	5 years
Building	30 years

As of March 31, 2010 and December 31, 2009, Property, Plant & Equipment consisted of the following:

	2010	2009
Machinery	$1,445,165	$936,049
Automobile	25,196	25,189
Office equipment	92,189	81,674
Building	589,600	589,436

Subtotal	2,152,150	1,632,348

Accumulated depreciation	(1,185,142)	(932,558)

Plant, Property & Equipment, Net	$967,008	$699,790

Depreciation was approximately $64,000 and $53,793 for the three months ended March 31, 2010 and 2009, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.   ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of March 31, 2010 and December 31, 2009, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Basic and Diluted Earnings per Share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted net earnings per share are based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”) (codified in FASB ASC Topic 350), goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

Intangible Assets

The Company applies criteria specified in SFAS No. 141(R), “Business Combinations” (codified in FASB ASC Topic 805) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, (codified in FASB ASC Topic 350), intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in FASB ASC Topic 360). Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that assets may be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible to its future net undiscounted cash flows. If the intangible is considered impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds the fair value of the intangible, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (codified in FASB ASC Topic 360) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business (codified in FASB ASC Topic 225).” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144 (codified in FASB ASC Topic 360). SFAS 144 (codified in FASB ASC Topic 360) requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Recent accounting pronouncements

In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years.
The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. This ASU is effective for the first reporting period, including interim periods, beginning after the issuance of this ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168 , “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”).  ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification™ (“Codification”) and, for SEC registrants, guidance issued by the SEC.  The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC.  The Codification is amended to effect non-SEC changes to authoritative GAAP.  Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), codified as FASB ASC Topic 810-10, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009. The adoption of SFAS 167 did not have an impact on its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), codified as FASB Topic ASC 860, which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The adoption of SFAS 166 did not have an impact on its financial condition, results of operations or cash flows.

Note 3 – INTANGIBLE ASSETS

As of March 31, 2010 and December 31, 2009, intangible assets consisted of the following:

	2010	2009

Customer relationship	$2,691,445	$2,691,445
Design	366,850	366,850
Proprietary technology	270,850	270,850
Land rights	589,600	589,436
Patent right	22,176,943	15,167,497
Intangible assets	26,095,688	19,086,078

Impairment in 2007	(1,972,598)	(1,972,598)

Accumulated amortization	(2,037,931)	(1,341,136)

Intangible assets, net	$22,085,159	$15,772,344

During the year ended December 31, 2006, E’Jenie purchased the two facilities it previously leased.  The cost of the acquisition was $1,103,596.  Of that amount $551,798 was recorded as an intangible asset as land rights.  Because the laws of the PRC do not allow ownership of land, the Company received a Certificate of Real Estate from the Ministry of Land and Resources to use the land. E’Jenie incurred losses and also its revenue reduced significantly during the year ended December 31, 2007. The Company performed intangible assets impairment test and concluded there was impairment as to the carrying value of intangible assets of E’Jenie of $1,972,598 as of December 31, 2007.

The intangible assets are amortized over 10-30 years.  Amortization was $696,777 and $28,104 for the three months ended March 31, 2010 and 2009, respectively.

Amortization expenses for the Company’s intangible assets over the next five fiscal years from March 31, 2010 are estimated to be:

March 31, 2011	$2,806,000
March 31, 2012	2,806,000
March 31, 2013	2,806,000
March 31, 2014	2,806,000
March 31, 2015	2,806,000
Thereafter	8,055,000
Total	$22,085,000

Note 4 – TAXES PAYABLE

As of March 31, 2010 and December 31, 2009, taxes payable comprised the following:

	2010	2009

Income tax payable	$1,277,193	$526,043
VAT tax payable (receivable)	(19,900)	224,137
Other tax payable	18,009	12,250
Total	$1,275,302	$762,430

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of March 31, 2010 and December 31, 2009, accounts payable and accrued expenses comprised of the following:

	2010	2009

Accounts payable	$5,750,172	$3,579,714
Payable of purchase consideration of Anytone (Due June 30, 2010)	4,000,000	5,000,000
Payable for expense reimbursement	389,881	297,318
Accrued payroll	230,626	137,316
Other	89,042	81,275

Total	$10,459,721	$9,095,623

Note 6 – RELATED PARTY TRANSACTIONS

As of March 31, 2010 and December 31, 2009, the Company had approximately $527,000 unsecured, due on demand and non interest-bearing loan payable to the original owner of Shenzhen Anytone for the acquisition of Shenzhen Anytone by Anytone International.

Note 7 – DEFFERD TAX LIABILITY

Deferred tax represented differences between the tax bases and book bases of intangible assets. At March 31, 2010, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone and Newpower.  At December 31, 2009, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone.

Note 8 – STOCK OPTIONS

On November 4, 2005, the Company issued a nonqualified stock option for 10,000 shares (post-reverse stock split) to a member of the board with an exercise price of $0.53 that will expire on November 3, 2010.  The option vested and became exercisable immediately.

The Company's 2005 Stock Option Incentive Plan provides for the grant of 10,000 option rights (post-reverse stock split) to a non-employee director. The Plan is administered by the Company's Compensation Committee, who has the authority to select plan participants and determine the terms and conditions of such awards.

The Company adopted SFAS 123(R) (codified in FASB ASC Topic 718) on November 1, 2005 using the modified prospective method. Prior to the adoption of SFAS 123(R) the Company did not have any stock options.

Risk-free interest rate	4.00%
Expected life of the options	5 years
Expected volatility	58.0%
Expected dividend yield	0%

On March 20, 2006, the Company issued a non-incentive stock option for 15,000 shares (post-reverse stock split) to a consultant with an exercise price of $0.702 that expired on March 19, 2009.  The options vested and became exercisable on May 1, 2006.

Risk-free interest rate	4.77%
Expected life of the options	3 years
Expected volatility	126.76%
Expected dividend yield	0%

The outstanding options (post-reverse stock split) as of March 31, 2010 listed as follow:

Number of Shares
Outstanding at January 01, 2008	25,000
Granted	-
Exercised	-
Canceled	-

Outstanding at December 31, 2008	25,000

Granted	-
Exercised	-
Expired	15,000

Outstanding at December 31, 2009	10,000
Exercisable at December 31, 2009	10,000

Granted	-
Exercised	-
Expired	-

Outstanding at March 31, 2010	10,000
Exercisable at March 31, 2010	10,000

Options outstanding (post-reverse stock split) at March 31, 2010 and related weighted average price and intrinsic value are as follows:

Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value

$0.530	10,000	0.59	$0.530	10,000	$0.530	-

Note 9 – COMMON STOCK AND NON-CASH STOCK COMPENSATION

On August 18, 2009, the Company entered into a four year consulting agreement for promoting the Company's image. In connection with this agreement, the Company issued 1,000,000 shares of Common Stock valued at $2.70 (stock price at grant date) to these eight consultants.  During the year ended December 31, 2009, the Company issued 1,000,000 shares of the Company’s stock and recorded $2,700,000 as deferred compensation. The Company amortized $251,507 as stock-based compensation.

On December 3, 2009, the Company issued 3,593,939 shares of common stock, valued at $6.452 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the purchase consideration for the acquisition of Anytone.

On December 30, 2009, the Company issued 1,823,346 shares of common stock valued at $6 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the total purchase consideration for the acquisition of Newpower.

Note 10 – INCOME TAXES

As of March 31, 2010, the Company in the US had approximately $1,455,000 in net operating loss (“NOL”) carry forwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The deferred tax assets for the US entities at March 31, 2010 consists mainly of NOL carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at the location as of March 31, 2010. Accordingly, the Company has no net deferred tax assets.

There is no income tax for companies domiciled in the BVI. Accordingly, the Company's consolidated financial statements do not present any income tax provisions related to BVI tax jurisdiction where Billion is domiciled.

Pursuant to the PRC Income Tax Laws, the Company's subsidiary in China is generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 25%. The subsidiary is qualified as a new technology enterprises and under PRC Income Tax Laws, it subject to a preferential tax rate of 18%.

Beginning January 1, 2008, the new PRC Enterprise Income Tax ("EIT") law replaced the existing laws for Domestic Enterprises ("DES") and Foreign Invested Enterprises ("FIEs"). The new standard EIT rate is 25%.

Subsidiary E’Jenie was qualified as new technology enterprise under PRC Income Tax Law and still subject to the tax holiday with applicable EIT of 22% for 2010 and 10% for 2009, respectively. The newly acquired subsidiary Anytone and Newpower’s effective EIT for 2010 is 22% and was 20% for 2009.

Foreign pretax earnings approximated $5,294,000 and $618,000 for the three months ended March 31, 2010 and 2009, respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent those earnings are indefinitely invested outside the United States. At March 31, 2010, $21,000,000 of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of $3,834,000 would have to be provided if such earnings were remitted currently.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations for the three months ended March 31, 2010 and 2009, respectively:

	2010	2009
US statutory rates	34%	34%
Tax rate difference	(10)%	(10)%
Effect of tax holiday	(3)%	(16)%
Valuation allowance on deferred tax on US NOL	3%	3%
Tax expense at actual rate	24%	11%

The provisions for income tax expenses for the three months ended March 31, 2010 and 2009 consisted of the following:

	2010	2009
Income tax expenses – current	$1,307,583	$61,768
Income tax benefit – deferred	(134,717)	-
Total income tax expenses	$1,172,866	$61,768

Note 11 – STATUTORY RESERVE

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i)	Making up cumulative prior years' losses, if any;

ii)
Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and statutory common welfare fund is no longer required per the new cooperation law executed in 2006.

iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

The Company reserved $0 and $55,592 for the three months ended March 31, 2010 and $2009, respectively.

Note 12 - MAJOR CUSTOMERS AND VENDORS

The Company purchased from three vendors during the three months period ended March 31, 2010 with each vendor individually accounting for about 13%, 13% and 11% of purchases. Accounts payable to the vendors were $929,874, $703,455 and $0 as of March 31, 2010.

The Company purchased from four vendors during the three months period ended March 31, 2009 with each vendor accounting for about 27%, 24%, 20% and 12%. Accounts payable to these vendors were $198,950, $218,698, $141,898 and $101,889 as of March 31, 2009.

Two major customers each accounted for 10% of the sales during the three months ended March 31, 2010. Accounts receivable from these customers were $2,368,137 and $1,038,095 as of March 31, 2010.

One major customer accounted 67% of the sales during the three months period ended March 31, 2009. Accounts receivable from the customer were $2,310,519 as of March 31, 2009.  The sales agreement with the customer is on a month to month basis.

Note 13 – SEGMENT REPORTING

The Company had two principal operating segments which were: battery components manufacture and battery assembly and distribution.  These operating segments were determined based on the nature of the products offered.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.  The Company's chief executive officer and chief financial officer have been identified as the chief operating decision makers.  The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  The segments’ accounting policies are the same as those described in the summary of significant accounting policies.  The following table shows the operations of the Company's reportable segments:

	Three Months Ended
	March 31, 2010	March 31, 2009
Revenues from unaffiliated customers:
Battery	$19,399,150	$1,774,458
Battery shell and cover	3,053,513	857,662
Consolidated	$22,452,663	$2,632,120
Operating income (loss):
Battery	$4,243,469	$551,872
Battery shell and cover	1,021,342	93,836
Corporate	(339,655)	(51,514)
Consolidated	$4,925,156	$594,194
Income (loss) before taxes:
Battery	$4,247,919	$551,872
Battery shell and cover	1,046,530	65,812
Corporate	(339,717)	(51,634)
Consolidated	$4,954,732	$566,050
Net income (loss) :
Battery	$3,296,004	$510,231
Battery shell and cover	825,579	45,685
Corporate	(339,717)	(51,634)
Consolidated	$3,781,866	$504,282

Depreciation and amortization:
Battery	$693,156	$-
Battery shell and cover	44,505	58,706
Corporate	23,190	23,190
Consolidated	$760,851	$81,896

The Company does not identify the assets by segment.

Note 14- ACQUISITION OF ANYTONE, NEWPOWER AND UNAUDITED PRO FORMA INFORMATION

On November 19, 2009, the Company entered into a share exchange agreement with Anytone International and Shenzhen Anytone. Shenzhen Anytone is a subsidiary of Anytone International, collectively referred as Anytone. Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay $10,000,000.  The acquisition was closed on December 7, 2009.  As of March 31, 2010, $6,000,000 was paid; the remaining $4,000,000 will be paid on or before June 30, 2010 with no interest. Revenue and net income of Anytone included in the consolidated income statement for the three months ended March 31, 2010 was $10,274,678 and $1,592,086.

The purchase price for Anytone was $10,000,000 cash and 3,593,939 shares of common stock equivalent to $23,719,997, which was determined by multiplying the 3,593,939 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $19,775,939 is recorded as goodwill.

Cash	$2,401,140
Accounts receivable	651,062
Other receivables	842,463
Due from shareholder	262,396
Inventory	2,316,835
Property and equipment	42,209
Intangible assets	15,167,497
Goodwill	19,775,939
Accounts payable	(4,178,789)
Deferred tax liability	(3,033,499)
Loan payable	(527,256)
Purchase price	$33,719,997

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Newpower.  Pursuant to the Share Exchange Agreement, E’jenie acquired Newpower. The Company issued to the shareholders of Newpower, proportionally among the Newpower Shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, an aggregate of 1,823,346 shares of the Company’s Common Stock with standard restrictive legend, and cash of $3,000,000. As of March 31, 2010 $3,000,000 has been paid.

The purchase price for Newpower was $3,000,000 cash and 1,823,346 shares of common stock equivalent to $15,516,674, which was determined by multiplying the 1,823,346 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $12,790,591 is recorded as goodwill. The Company expects synergy from combining the operations. Revenue and net income of Newpower included in the consolidated income statement for the three months ended March 31, 2010 was $7,707,773 and $667,786.

Cash	$24,550
Accounts receivable	2,809,600
Prepaid income tax	555,365
Inventory	240,262
Property and equipment	327,354
Intangible assets	7,009,446
Goodwill	12,790,591
Accounts payable	(2,410,017)
Other payable and accrued expenses	(66,589)
Loan payable to related party	(1,361,999)
Deferred tax liability	(1,401,889)
Purchase price	$18,516,674

The following unaudited pro forma consolidated results of operations for New Energy, Anytone and Newpower for the three months ended March 31, 2009 presents the operations of New Energy , Anytone and Newpower as if the acquisitions occurred on January 1, 2009.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

2009
Net revenue	$14,448,473
Cost of revenue	11,411,716

Gross profit	3,036,756
Total operating expenses	1,134,189

Income from operations	1,902,568
Total non-operating expense	(22,642)

Income before income tax	1,879,926
Income tax	206,403

Net income	$1,673,523

Weighted average shares outstanding	10,863,348

Earnings per share	$0.15

Note 15- COMMITMENTS

Anytone leased its office under a long term, non-cancelable, and renewable operating lease agreement on January 1, 2009 with expiration date on December 31, 2013. The monthly rent is $12,400. For the three months ended March 31, 2010, the rental expense was approximately $37,000.

Newpower entered into a long term, non-cancelable and renewable rental agreement on September 1, 2009 with expiration date on August 31, 2012. The monthly payment is $6,300. For the three months ended March 31, 2010, the rental expense was approximately $19,000.

Future minimum rental payments required under operating leases as of March 31, 2010 are as follows:

2011	$224,400
2012	224,400
2013	180,300
2014	111,600
$740,700

Note 16- RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements at March 31, 2010 were restated to reflect the following:

1.
The Company initially calculated goodwill from the acquisition of Anytone and Newpower based on the average stock price of New Energy two days before and two days after the agreement date. According to SEC comment, the Company has now concluded that the calculation of goodwill should be based on the stock price of New Energy at the acquisition date.

The above restatement did not have any impact on the statement of income and other comprehensive income and cash flows.

The following table presents the effects of the restatement adjustment on the accompanying consolidated balance sheet at March 31, 2010:

Consolidated Balance Sheet at March 31, 2010	As Previously Reported	Restated	Net Adjustment

Goodwill	$28,008,679	$32,566,530	$4,557,851
Total assets	$72,600,124	$77,157,975	$4,557,851
Additional paid in capital	$53,656,188	$58,214,039	$4,557,851
Total stockholders’ equity	$55,439,057	$59,996,908	$4,557,851

REVISED FINANCIAL STATEMENS
FOR
QUARTER ENDED JUNE 30, 2010

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2010 (Unaudited)	December 31, 2009
	(RESTATED)	(RESTATED)
Current assets
Cash and cash equivalents	$3,781,165	$3,651,990
Accounts receivable	16,821,827	9,776,041
Inventory	1,935,226	502,702
Prepaid expenses	175,612	-
Deposit	37,833	-
Other receivables	-	3,470,903
Due from shareholders	263,821	262,379

Total current assets	23,015,484	17,664,015

Plant, property & equipment, net	938,854	699,790

Other assets
Goodwill	33,010,047	19,775,939
Intangible assets, net	21,390,830	15,772,344

Total other assets	54,400,877	35,548,283

Total assets	$78,355,215	$53,912,088

Current liabilities
Accounts payable and accrued expenses	$8,438,211	$9,095,623
Taxes payable	1,443,546	762,430
Loan payable to related party	530,121	527,225

Total current liabilities	10,411,878	10,385,278

Deferred tax liability	4,133,977	3,001,584

Total Liabilities	14,545,855	13,386,862

Stockholders' equity
Preferred stock, $.001 par value, 7,575,757 shares authorized, issued and outstanding	7,576	7,576
Common stock, $.001 par value, 140,000,000 shares authorized, 11,863,390 shares issued and outstanding	11,863	11,863
Additional paid in capital	58,198,401	42,697,184
Statutory reserve	2,070,081	2,070,081
Other comprehensive income	1,320,564	1,225,986
Retained earnings (Accumulated deficit)	4,311,868	(3,038,971)
Less: Deferred compensation	(2,110,993)	(2,448,493)

Total stockholders' equity	63,809,360	40,525,226

Total liabilities and stockholders' equity	$78,355,215	$53,912,088

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010 (UNAUDITED) and DECEMBER 31, 2009

Note 1 – ORGANIZATION

New Energy Systems Group (“New Energy” or the “Company”, FKA: China Digital Communication Group) was incorporated under the laws of the State of Nevada on March 27, 2001, operating its business through its wholly owned subsidiary E'Jenie Technology Development Co., Ltd (“E’Jenie”), a company incorporated under the laws of the Peoples Republic of China (“PRC”). Through E'Jenie, the Company manufactures and distributes lithium battery shells and related products primarily in China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean New Energy Systems Group and its Subsidiaries.

On September 30, 2004, the Company entered into an Exchange Agreement with Billion Electronics Co., Ltd (“Billion”).  Billion owns all of the issued and outstanding shares of E’Jenie. Billion was incorporated under the laws of the British Virgin Islands (“BVI”) on July 27, 2004. Pursuant to the Exchange Agreement, the Company purchased all of the issued and outstanding shares of Billion for $1,500,000 and 4,566,210 shares of the Company’s common stock, or approximately 8.7% of then issued and outstanding shares.

On June 28, 2006, the Company finalized an Exchange Agreement with Galaxy View International Ltd (“Galaxy View”), and the shareholders of Galaxy View. Galaxy View owned all of the issued and outstanding shares of Sono Digital Electronics Technologies Co., Ltd (“Sono”). Pursuant to the Exchange Agreement, the Company acquired 100% of Galaxy View in a cash and stock transaction valued at $6,787,879. Under the terms of the Agreement, the Company paid the Shareholders $3,000,000 and delivered 7,575,757 unregistered shares of the Company’s preferred stock valued at $3,787,879.

On April 24, 2007, the Company entered into an Agreement to transfer of shares of Sono with Liu Changqing and Wang Feng (collectively, the “Purchasers”) for the sale of its wholly-owned subsidiary Sono. Changqing purchased 60% and Feng purchased 40% in Sono. In exchange for all of the outstanding shares of Sono, the Purchasers paid $3,000,000 for the acquisition.  The Company disposed Galaxy View and its wholly-owned subsidiary Sono, on April 24, 2007.

In connection with the acquisition of Galaxy View, the Company issued Series A Preferred Stock to the selling shareholders.  On June 29, 2006, the Company filed with the Secretary of State of Nevada a Certificate of Designation of Series A Convertible Preferred Stock designating 7,575,757 of the Company’s previously authorized preferred stock. Each share of Series A Preferred Stock entitles the holder to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one tenth of one share of the Company’s common stock on June 29, 2011 (after providing for the July 13, 2009, 10-to-1 reverse stock split of the Company’s common stock). Each share of Series A Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, ranks (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock.  Series A Preferred Stock is not entitled to any preferred dividend. However, the preferred shareholders will share the dividend on common stock proportionately if and when the dividend on Common Stock is declared.

On July 13, 2009, the Company effected a 10-to-1 reverse stock split. The principal effect of the Reverse Split was (i) that the number of shares of common stock issued and outstanding was reduced from 54,460,626 to approximately 5,446,062 (depending on the number of fractional shares that are issued or cancelled), and (ii) that each share of Series A Preferred Stock is convertible into one tenth of one share of the Company’s common stock. The number of authorized shares of common stock was not affected.   All per share data was retroactively restated.

On September 8, 2009, the Company amended the Company’s Articles of Incorporation to change the Company’s name to “New Energy Systems Group.”

On December 7, 2009, the Company closed the transactions contemplated by the share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. (“Anytone International”) and Shenzhen Anytone Technology Co., Ltd. (“Shenzhen Anytone”).  Shenzhen Anytone is a subsidiary of Anytone International, collectively referred to as “Anytone”.  Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's common stock with a restrictive legend, and agreed to pay $10,000,000. The acquisition was completed on December 7, 2009.  Anytone is engaged in manufacturing and distribution of lithium batteries.

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd. (“Newpower”).  Pursuant to the Share Exchange Agreement, the Company’s subsidiary E’jenie acquired Newpower. The Company issued to the shareholders of Newpower, proportionally among the Newpower Shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, 1,823,346 shares of the Company’s common stock with standard restrictive legend, and cash of $3,000,000. Newpower is engaged in manufacturing and distribution of lithium batteries.

The unaudited financial statements included herein were prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) was omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s 2009 audited financial statements included in the Company’s Annual Report on Form 10-K.  The results for the six and three months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with US GAAP.  The Company’s functional currency is the Chinese Yuan Renminbi (CNY); however the accompanying consolidated financial statements were translated and presented in United States Dollars ($).

Exchange Gain (Loss)

During the six and three months ended June 30, 2010 and 2009, the transactions of E’Jenie, Anytone and Newpower were denominated in foreign currency and were recorded in CNY at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive Income (Loss)

During the six and three months ended June 30, 2010 and 2009, the accounts of E’Jenie, Anytone and Newpower were maintained, and its financial statements were expressed, in CNY. Such financial statements were translated into $ in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” (codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830) with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity (codified in FASB ASC Topic 220). There were no significant fluctuations in the exchange rate for the conversion of CNY to USD after the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Principles of Consolidation

The consolidated financial statements include the accounts of New Energy Systems Group and its wholly owned subsidiaries Billion, E’Jenie, Anytone and Newpower, are collectively referred to the Company.  All material intercompany accounts, transactions and profits were eliminated in consolidation.

Revenue Recognition

The Company manufactures and distributes battery shells and covers for cellular phones. The Company established a new division in 2008, through which the Company began selling batteries in PRC. The Company's revenue recognition policies are in compliance with SEC Staff Accounting Bulletin (SAB) 104 (codified in FASB ASC Topic 480). Sales revenue is recognized when the significant risks and rewards of the ownership of goods were transferred to the buyers. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products sold in the PRC are subject to Chinese value-added tax of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (codified in FASB ASC Topic 718). The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of Interpretation 48, the Company recognized no material adjustments to liabilities or stockholders’ equity. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

At June 30, 2010 and December 31, 2009, the Company had not taken any significant uncertain tax position on its tax return for 2009 and prior years or in computing its tax provision for 2010.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows” (codified in FASB ASC Topic 230), cash flows from the Company’s operations are based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Supplemental Cash Flow Disclosures

Cash from operating, investing and financing activities excluded the effect of the acquisition of Newpower (See Note 14).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  At June 30, 2010 and December 31, 2009, the Company had approximately $3,781,000 and $3,651,990 cash in state-owned banks, respectively, of which no deposits were covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  The allowance for doubtful accounts was $0 at June 30, 2010 and December 31, 2009.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.  As of June 30, 2010 and December 31, 2009, inventory consisted of the following:

	2010	2009
Raw Materials	$1,221,345	$133,358
Work-in-process	281,815	44,250
Finished goods	432,066	334,095
	1,935,226	511,703
Less: reserve for impairment of inventory	-	(9,001)
	$1,935,226	$502,702

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Equipment	5 years
Computer Hardware and Software	5 years
Building	30 years

As of June 30, 2010 and December 31, 2009, Property, Plant & Equipment consisted of the following:

	2010	2009
Machinery	$1,468,749	$936,049
Automobile	25,328	25,189
Office equipment	101,824	81,674
Building	592,674	589,436

Subtotal	2,188,575	1,632,348

Accumulated depreciation	(1,249,721)	(932,558)

Plant, Property & Equipment, Net	$938,854	$699,790

Depreciation was approximately $127,000 and $110,000 for the six months ended June 30, 2010 and 2009, and approximately $63,000 and $57,000 for the three months ended June 30, 2010 and 2009, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.   ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of June 30, 2010 and December 31, 2009, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Basic and Diluted Earnings per Share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted net earnings per share are based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”) (codified in FASB ASC Topic 350), goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired.

Intangible Assets

The Company applies criteria specified in SFAS No. 141(R), “Business Combinations” (codified in FASB ASC Topic 805) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, (codified in FASB ASC Topic 350), intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in FASB ASC Topic 360). Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that assets may be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible to its future net undiscounted cash flows. If the intangible is considered impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds the fair value of the intangible, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (codified in FASB ASC Topic 360) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business (codified in FASB ASC Topic 225).” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144 (codified in FASB ASC Topic 360). SFAS 144 (codified in FASB ASC Topic 360) requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Recent accounting pronouncements

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”).  ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification (“Codification”) and, for SEC registrants, guidance issued by the SEC.  The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC.  The Codification is amended to effect non-SEC changes to authoritative GAAP.  Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Consolidated Financial Statements.

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition.” FASB ASU No. 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. FASB ASU No. 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. The Company does not expect this ASU will have a material impact on its financial position or results of operations when it adopts this update on January 1, 2011.

Note 3 – INTANGIBLE ASSETS

As of June 30, 2010 and December 31, 2009, intangible assets consisted of the following:

	2010	2009

Customer relationships	$2,691,445	$2,691,445
Design	366,850	366,850
Proprietary technology	270,850	270,850
Land rights	592,674	589,436
Patent right	22,176,943	15,167,497
Intangible assets	26,098,762	19,086,078

Impairment in 2007	(1,972,598)	(1,972,598)

Accumulated amortization	(2,735,334)	(1,341,136)

Intangible assets, net	$21,390,830	$15,772,344

During the year ended December 31, 2006, E’Jenie purchased the two facilities it previously leased for $1,103,596.  Of that amount $551,798 was recorded as an intangible asset as land rights.  Because the laws of the PRC do not allow ownership of land, the Company received a Certificate of Real Estate from the Ministry of Land and Resources to use the land. E’Jenie incurred losses and also its revenue reduced significantly during the year ended December 31, 2007. The Company performed an intangible assets impairment test and concluded there was impairment as to the carrying value of intangible assets of E’Jenie of $1,972,598 as of December 31, 2007.

The intangible assets are amortized over 10-30 years.  Amortization expenses were approximately $1,394,000 and $46,000 for the six months ended June 30, 2010 and 2009, and approximately $697,000 and $18,000 for the three months ended June 30, 2010 and 2009, respectively.

Amortization expenses for the Company’s intangible assets over the next five fiscal years from June 30, 2010 are estimated to be:

June 30, 2011	$2,806,000
June 30, 2012	2,806,000
June 30, 2013	2,806,000
June 30, 2014	2,806,000
June 30, 2015	2,806,000
Thereafter	7,360,830
Total	$21,390,830

Note 4 – TAXES PAYABLE

As of June 30, 2010 and December 31, 2009, taxes payable comprised the following:

	2010	2009

Income tax payable	$1,132,518	$526,043
VAT tax payable	297,531	224,137
Other tax	13,497	12,250
Total	$1,443,546	$762,430

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of June 30, 2010 and December 31, 2009, accounts payable and accrued expenses comprised of the following:

	2010	2009

Accounts payable	$7,498,275	$3,579,714
Payable of purchase of Anytone	-	5,000,000
Payable for expense reimbursement	555,136	297,318
Accrued payroll	245,196	137,316
Other	139,604	81,275

Total	$8,438,211	$9,095,623

Note 6 – RELATED PARTY TRANSACTIONS

Due from Shareholders

As of June 30, 2010 and December 31, 2009, the Company had $263,821 and $262,380 unsecured, due on demand, and non interest-bearing advance to the original owners of Anytone International.

Loan payable to Related Party

As of June 30, 2010 and December 31, 2009, the Company had $530,121and $527,225 unsecured, due on demand and non interest-bearing loan payable to the original owner of Shenzhen Anytone for the acquisition of Shenzhen Anytone by Anytone International.

Note 7 – DEFERRED TAX LIABILITY

Deferred tax represented differences between the tax bases and book bases of intangible assets. At June 30, 2010, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone and Newpower.  At December 31, 2009, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone.

Note 8 – STOCK OPTIONS

On November 4, 2005, the Company issued a nonqualified stock option for 10,000 shares (post-reverse stock split) to a member of the board with an exercise price of $5.3 (the exercise price for 10,000 shares of options post-reverse stock split) that expires on November 3, 2010.  The option vested and became exercisable immediately.

The Company's 2005 Stock Option Incentive Plan provides for the grant of 10,000 option rights (post-reverse stock split) to a non-employee director. The Plan is administered by the Company's Compensation Committee, who has the authority to select plan participants and determine the terms and conditions of such awards.

The Company adopted SFAS 123(R) (codified in FASB ASC Topic 718) on November 1, 2005 using the modified prospective method. Prior to the adoption of SFAS 123(R) the Company did not have any stock options.

Risk-free interest rate	4.00%
Expected life of the options	5 years
Expected volatility	58.0%
Expected dividend yield	0%

On March 20, 2006, the Company issued a non-incentive stock option for 15,000 shares (post-reverse stock split) to a consultant with an exercise price of $7.02 (post-reverse stock split) that expired on March 19, 2009.

Risk-free interest rate	4.77%
Expected life of the options	3 years
Expected volatility	126.76%
Expected dividend yield	0%

On June 11, 2010, the Company granted stock options to acquire 25,000 shares of the Company’s common stock, par value $0.001, at $6.55 per share, with a life of 3 years to an independent director. The options vest in two equal installments, the first being on the date of grant as of June 11, 2010 and the second being on the first anniversary of the date of grant. The fair value of the options was calculated using the following assumptions: estimated life of three years, volatility of 100%, risk free interest rate of 2.76%, and dividend yield of 0%. The grant date fair value of options was $103,047.

The outstanding options (post-reverse stock split) as of June 30, 2010 listed as follow:

Number of Shares
Outstanding at January 01, 2009	25,000

Granted	-
Exercised	-
Expired	(15,000)

Outstanding at December 31, 2009	10,000
Exercisable at December 31, 2009	10,000

Granted	25,000
Exercised	-
Expired	-

Outstanding at June 30, 2010	35,000
Exercisable at June 30, 2010	35,000

Options outstanding (post-reverse stock split) at June 30, 2010 and related weighted average price and intrinsic value are as follows:

Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$5.30 - $6.55	35,000	2.24	$6.19	22,500	$5.99

Note 9 – COMMON STOCK AND NON-CASH STOCK COMPENSATION

On August 18, 2009, the Company entered into a four-year consulting agreement for promoting the Company's image in both the industry and capital markets. In connection with this agreement, the Company issued 1,000,000 shares of Common Stock valued at $2.70 (stock price at grant date) to these eight consultants.  During the year ended December 31, 2009, the Company issued 1,000,000 shares of the Company’s stock and recorded $2,700,000 as deferred compensation. During the six and three months ended June 30, 2010, the Company amortized $338,000 and $169,000 as stock-based compensation.

On December 3, 2009, the Company issued 3,593,939 shares of common stock, valued at $6.452 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the purchase consideration for the acquisition of Anytone. The common stock total valued at $23,188,094 at the issuance date.

On December 30, 2009, the Company issued 1,823,346 shares of common stock valued at $6.302 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the total purchase consideration for the acquisition of Newpower. The common stock total valued at $11,490,726 at the issuance date.

Note 10 – INCOME TAXES

As of June 30, 2010, the Company in the US had approximately $1,869,000 in net operating loss (“NOL”) carry forwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The deferred tax assets for the US entities at June 30, 2010 consists mainly of NOL carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at the location as of June 30, 2010. Accordingly, the Company has no net deferred tax assets.

There is no income tax for companies domiciled in the BVI. Accordingly, the Company's consolidated financial statements do not present any income tax provisions related to BVI tax jurisdiction where Billion is domiciled.

Pursuant to the PRC Income Tax Laws, the Company's subsidiary in China is generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 25%. The subsidiary is qualified as a new technology enterprises and under PRC Income Tax Laws, it subject to a preferential tax rate of 18%.

Beginning January 1, 2008, the new PRC Enterprise Income Tax ("EIT") law replaced the existing laws for Domestic Enterprises ("DES") and Foreign Invested Enterprises ("FIEs"). The new standard EIT rate is 25%.

Subsidiary E’Jenie was qualified as new technology enterprise under PRC Income Tax Law and still subject to the tax holiday with applicable EIT of 22% for 2010 and 10% for 2009, respectively. The newly acquired subsidiary Anytone and Newpower’s effective EIT for 2010 is 22% and was 20% for 2009.

Foreign pretax earnings approximated $10,324,000 and $2,131,000 for the six months ended June 30, 2010 and 2009, respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent those earnings are indefinitely invested outside the United States. At June 30, 2010, approximately $25,004,000 of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of approximately $4,262,000 would have to be provided if such earnings were remitted currently.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations for the six and three months ended June 30, 2010 and 2009, respectively:

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
US statutory rates	34%	34%	34%	34%
Tax rate difference	(10)%	(9)%	(10)%	(9)%
Effect of tax holiday	(4)%	(16)%	(5)%	(16)%
Valuation allowance on deferred tax on US NOL	3%	1%	3%	1%
Tax expense at actual rate	23%	10%	22%	10%

The provisions for income tax expenses for the six and three months ended June 30, 2010 and 2009 consisted of the following:

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
Income tax expense - current	$2,465,247	$213,084	$1,157,664	$151,316
Income tax benefit - deferred	(269,495)	-	(134,778)	-
Total income tax expenses	$2,195,752	$213,084	$1,022,886	$151,316

Note 11 – STATUTORY RESERVE

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i)	Making up cumulative prior years' losses, if any;

ii)
Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and statutory common welfare fund is no longer required per the new cooperation law executed in 2006.

iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

Note 12 - MAJOR CUSTOMERS AND VENDORS

The Company purchased from three vendors during the six months ended June 30, 2010 with each vendor accounting for about 13%, 13% and 12% of purchases. Accounts payable to the vendors were $1,508,198, $845,617 and $868,497 as of June 30, 2010.

The Company purchased its products from four vendors during the six months ended June 30, 2009 with each vendor accounting for 27%, 26%, 20% and 12% of the total purchases. Accounts payable to these venders amounted to $390,814, $411,306, $309,943 and $163,951 as of June 30, 2009.

One customer accounted for 10% of the sales during the six months ended June 30, 2010. Accounts receivable from this customer was $2,697,216 as of June 30, 2010.

One customer accounted for 65% of the total sales during the six months ended June 30, 2009. Accounts receivable from this customer were $3,974,270 as of June 30, 2009.

The Company purchased from three vendors during the three months ended June 30, 2010 with each vendor accounting for about 15%, 13% and 12% of the total purchases.

There were four vendors which the Company purchased more than 10% of its products for the three months ended June 30, 2009 with each vendor accounting for 28%, 25%, 20% and 12% of the total purchases.

The Company had one customer which accounted for 10% and 63% of the revenue for the three months ended June 30, 2010 and 2009, respectively.

Note 13 – SEGMENT REPORTING

The Company had two principal operating segments which were: battery components manufacture and battery assembly and distribution.  These operating segments were determined based on the nature of the products offered.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.  The Company's chief executive and chief financial officers have been identified as the chief operating decision makers.  The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  The segments’ accounting policies are the same as those described in the summary of significant accounting policies.  The following table shows the operations of the Company's reportable segments:

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Revenues from unaffiliated customers:
Battery	$40,330,653	$5,452,243	$20,931,502	$3,677,785
Battery shell and cover	5,527,349	2,557,870	2,473,836	1,700,208
Consolidated	$45,858,002	$8,010,113	$23,405,338	$5,377,993
Operating income (loss):
Battery	$8,600,302	$1,722,952	$4,356,833	$1,171,080
Battery shell and cover	1,670,724	464,149	649,382	370,313
Corporation	(777,140)	(74,704)	(437,485)	(23,190)
Consolidated	$9,493,887	$2,112,397	$4,568,730	$1,518,203
Net income (loss) before taxes:
Battery	$8,610,664	$1,722,952	$4,362,745	$1,171,080
Battery shell and cover	1,713,298	407,894	666,768	342,082
Corporation	(777,371)	(74,824)	(437,654)	(23,190)
Consolidated	$9,546,592	$2,056,022	$4,591,859	$1,489,972
Net income (loss) :
Battery	$6,823,003	$1,578,055	$3,526,999	$1,067,824
Battery shell and cover	1,305,208	339,707	479,628	294,022
Corporation	(777,371)	(74,824)	(437,654)	(23,190)
Consolidated	$7,350,840	$1,842,938	$3,568,973	$1,338,656
Depreciation and amortization:
Battery	$1,387,250	$-	$694,094	$-
Battery shell and cover	87,000	110,106	42,495	51,399
Corporation	46,380	46,380	23,190	23,190
Consolidated	$1,520,630	$156,486	$759,779	$74,589

The Company does not identify assets by segment.

Note 14- ACQUISITION OF ANYTONE, NEWPOWER AND UNAUDITED PRO FORMA INFORMATION

On November 19, 2009, the Company entered into a share exchange agreement with Anytone International and Shenzhen Anytone. Shenzhen Anytone is a subsidiary of Anytone International, collectively referred as Anytone. Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay $10,000,000.  The acquisition closed on December 7, 2009.  As of June 30, 2010, $10,000,000 was paid. Revenue and net income of Anytone included in the consolidated income statement for the six months ended June 30, 2010 was $21,102,828 and $3,329,854, and for the three months ended June 30, 2010 was $10,828,150 and $1,737,769, respectively.

The price for Anytone was $10,000,000 cash and 3,593,939 shares of common stock equivalent to $23,719,997, which was determined by multiplying the 3,593,939 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $19,775,939 is recorded as goodwill.

Cash	$2,401,140
Accounts receivable	651,062
Other receivables	842,463
Due from shareholder	262,396
Inventory	2,316,835
Property and equipment	42,209
Intangible assets	15,167,497
Goodwill	19,775,939
Accounts payable	(4,178,789)
Deferred tax liability	(3,033,499)
Loan payable	(527,256)
Purchase price	$33,719,997

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Newpower.  Pursuant to the Share Exchange Agreement, E’jenie acquired Newpower. The Company issued to the shareholders of Newpower, proportionally among the Newpower Shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, an aggregate of 1,823,346 shares of the Company’s Common Stock with standard restrictive legend, and cash of $3,000,000. As of June 30, 2010, $3,000,000 was paid.

The price for Newpower was $3,000,000 cash and 1,823,346 shares of common stock equivalent to $15,516,674, which was determined by multiplying the 1,823,346 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $13,234,108 is recorded as goodwill. The Company expects synergy from combining the operations. Revenue and net income of Newpower included in the consolidated income statement for the six months ended June 30, 2010 was $16,025,051 and $915,605, and for the three months ended June 30, 2010 was $8,317,278 and $247,819, respectively.

Cash	$24,550
Accounts receivable	2,809,600
Tax receivable	111,848
Inventory	240,262
Property and equipment	327,354
Intangible assets	7,009,446
Goodwill	13,234,108
Accounts payable	(2,410,017)
Other payable and accrued expenses	(66,589)
Loan payable to related party	(1,361,999)
Deferred tax liability	(1,401,889)
Purchase price	$18,516,674

The following unaudited pro forma consolidated results of operations for New Energy, Anytone and Newpower for the six months ended June 30, 2009 presents the operations of New Energy , Anytone and Newpower as if the acquisitions occurred on January 1, 2009.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

2009
Net revenue	$30,957,001
Cost of revenue	24,376,099

Gross profit	6,580,903
Total operating expenses	2,324,617

Income from operations	4,256,286
Total non-operating expense	(42,556)

Income before income tax	4,213,730
Income tax	481,806

Net income	$3,731,924

Weighted average shares outstanding	10,863,348

Earnings per share	$0.34

 Note 15- COMMITMENTS

Anytone leased its office under a long term, non-cancelable, and renewable operating lease on January 1, 2009 with expiration date on December 31, 2013. The monthly rent is $12,400. For the six and three months ended June 30, 2010, the rental expense was approximately $74,000 and $37,000, respectively.

Newpower entered into a long term, non-cancelable and renewable rental agreement on September 1, 2009 with expiration date on August 31, 2012. The monthly payment is $6,300. For the six and three months ended June 30, 2010, the rental expense was approximately $38,000 and $19,000, respectively.

Future minimum rental payments required under operating leases as of June 30, 2010 are as follows:

2011	$224,200
2012	224,200
2013	161,300
2014	74,300
$684,000

Note 16- RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements at June 30, 2010 were restated to reflect the following:

1.
The Company initially calculated goodwill from the acquisition of Anytone and Newpower based on the average stock price of New Energy two days before and two days after the agreement date. According to SEC comment, the Company has now concluded that the calculation of goodwill should be based on the stock price of New Energy at the acquisition date.

The above restatement did not have any impact on the statement of income and other comprehensive income and cash flows.

The following table presents the effects of the restatement adjustment on the accompanying consolidated balance sheet at June 30, 2010:

Consolidated Balance Sheet at June 30, 2010	As Previously Reported	Restated	Net Adjustment

Goodwill	$28,452,196	$33,010,047	$4,557,851
Total assets	$73,797,364	$78,355,215	$4,557,851
Additional paid in capital	$53,640,550	$58,198,401	$4,557,851
Total stockholders’ equity	$59,251,509	$63,809,360	$4,557,851

REVISED FINANCIAL STATEMENS
FOR
QUARTER ENDED SEPTEMBER 30, 2010

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2010 (Unaudited)	December 31, 2009
	(RESTATED)	(RESTATED)
Current assets
Cash and cash equivalents	$8,898,046	$3,651,990
Accounts receivable	18,775,653	9,776,041
Inventory	2,052,490	502,702
Prepaid expenses	62,831	-
Other receivables	38,340	3,470,903
Due from shareholders	267,357	262,379

Total current assets	30,094,717	17,664,015

Plant, property & equipment, net	895,111	699,790

Other assets
Goodwill	33,010,047	19,775,939
Intangible assets, net	20,695,543	15,772,344

Total other assets	53,705,590	35,548,283

Total assets	$84,695,418	$53,912,088

Current liabilities
Accounts payable and accrued expenses	$9,437,250	$9,095,623
Taxes payable	2,148,788	762,430
Loan payable to related party	537,225	527,225

Total current liabilities	12,123,263	10,385,278

Deferred tax liability	3,998,137	3,001,584

Total Liabilities	16,121,400	13,386,862

Stockholders' equity
Preferred stock, $.001 par value, 7,575,757 shares authorized, issued and outstanding	7,576	7,576
Common stock, $.001 par value, 140,000,000 shares authorized, 11,863,390 shares issued and outstanding	11,863	11,863
Additional paid in capital	58,225,325	42,697,184
Statutory reserves	2,070,081	2,070,081
Other comprehensive income	1,617,647	1,225,986
Retained earnings (Accumulated deficit)	8,583,769	(3,038,971)
Less: Deferred compensation	(1,942,243)	(2,448,493)

Total stockholders' equity	68,574,018	40,525,226

Total liabilities and stockholders' equity	$84,695,418	$53,912,088

NEW ENERGY SYSTEMS GROUP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009

Note 1 – ORGANIZATION

New Energy Systems Group (“New Energy” or the “Company”, FKA: China Digital Communication Group) was incorporated under the laws of the State of Nevada on March 27, 2001, operating its business through its wholly owned subsidiary E'Jenie Technology Development Co., Ltd (“E’Jenie”), a company incorporated under the laws of the Peoples Republic of China (“PRC”). Through E'Jenie, the Company manufactures and distributes lithium battery shells and related products primarily in China. When used in these notes, the terms “Company,” “we,” “our,” or “us” mean New Energy Systems Group and its Subsidiaries.

On September 30, 2004, the Company entered into an Exchange Agreement with Billion Electronics Co., Ltd (“Billion”).  Billion owned all of the issued and outstanding shares of E’Jenie. Billion was incorporated under the laws of the British Virgin Islands (“BVI”) on July 27, 2004. Pursuant to the Exchange Agreement, the Company purchased all of the issued and outstanding shares of Billion for $1,500,000 and 4,566,210 shares of the Company’s common stock, or approximately 8.7% of then issued and outstanding shares.

On June 28, 2006, the Company finalized an Exchange Agreement with Galaxy View International Ltd (“Galaxy View”), and its shareholders. Galaxy View owned all of the issued and outstanding shares of Sono Digital Electronics Technologies Co., Ltd (“Sono”). Pursuant to the Exchange Agreement, the Company acquired 100% of Galaxy View in a cash and stock transaction valued at $6,787,879. Under the terms of the Agreement, the Company paid the Galaxy View shareholders $3,000,000 and delivered 7,575,757 unregistered shares of the Company’s preferred stock valued at $3,787,879.

On April 24, 2007, the Company entered into an Agreement to transfer shares of Sono to Liu Changqing and Wang Feng (collectively, the “Purchasers”) for the sale of its wholly-owned subsidiary Sono. Changqing purchased 60% and Feng purchased 40% in Sono. In exchange for all outstanding shares of Sono, the Purchasers paid $3,000,000.  The Company disposed of Galaxy View and its wholly-owned subsidiary Sono, on April 24, 2007.

In connection with the acquisition of Galaxy View, the Company issued Series A Preferred Stock to the selling shareholders.  On June 29, 2006, the Company filed with the Secretary of State of Nevada a Certificate of Designation of Series A Convertible Preferred Stock designating 7,575,757 of the Company’s previously authorized preferred stock. Each share of Series A Preferred Stock entitles the holder to seven votes per share on all matters to be voted on by the shareholders of the Company and is mandatorily convertible into one tenth of one share of the Company’s common stock on June 29, 2011 (after providing for the July 13, 2009, 10-to-1 reverse stock split of the Company’s common stock). Each share of Series A Preferred Stock shall, with respect to rights on liquidation, dissolution or winding up, ranks (i) on a parity with the Company’s common stock, and (ii) junior to any other class of the Company’s preferred stock.  Series A Preferred Stock is not entitled to any preferred dividend. However, the preferred shareholders will share the dividend on common stock proportionately if and when the dividend on Common Stock is declared. On October 20, 2010, the Company filed an Amendment to its Certification of Designations, Preferences and Rights for its Series A Convertible Preferred Stock. As a result of the Amendment, the Series A is convertible at the option of the holder until June 29, 2011, when every ten (10) issued and outstanding shares of Series A shall be automatically convertible into one (1) share of common stock (on a post-split basis). Additionally, the Series A shall continue to be subject to a lock-up provision through June 29, 2011, provided, however, that the common stock issuable upon the optional conversion of the Series A shall not be subject to such lock-up limitations.

On July 13, 2009, the Company effected a 10-to-1 reverse stock split. The principal effect of the Reverse Split was (i) that the number of shares of common stock issued and outstanding was reduced from 54,460,626 to approximately 5,446,062 (depending on the number of fractional shares that are issued or cancelled), and (ii) that each share of Series A Preferred Stock is convertible into one tenth of one share of the Company’s common stock. The number of authorized shares of common stock was not affected.   All per share data was retroactively restated.

On September 8, 2009, the Company amended the Company’s Articles of Incorporation to change the Company’s name to “New Energy Systems Group.”

On December 7, 2009, the Company closed the transactions contemplated by the share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. (“Anytone International”) and Shenzhen Anytone Technology Co., Ltd. (“Shenzhen Anytone”).  Shenzhen Anytone is a subsidiary of Anytone International, collectively referred to as “Anytone”.  Pursuant to the share exchange agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's common stock with a restrictive legend, and agreed to pay $10,000,000. The acquisition was completed on December 7, 2009.  Anytone is engaged in manufacturing and distribution of lithium batteries.

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd. (“Newpower”).  Pursuant to the share exchange agreement, the Company’s subsidiary E’jenie acquired Newpower. The Company issued the shareholders of Newpower, proportionally among the Newpower Shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the share exchange, 1,823,346 shares of the Company’s common stock with a restrictive legend, and $3,000,000. Newpower is engaged in manufacturing and distribution of lithium batteries.

The unaudited financial statements included herein were prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) was omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s 2009 audited financial statements included in the Company’s Annual Report on Form 10-K.  The results for the nine and three months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with US GAAP.  The Company’s functional currency is the Chinese Yuan Renminbi (CNY); however the accompanying consolidated financial statements were translated and presented in United States Dollars (“$”, or “USD”).

Exchange Gain (Loss)

During the nine and three months ended September 30, 2010 and 2009, the transactions of E’Jenie, Anytone and Newpower were denominated in foreign currency and were recorded in CNY at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive Income (Loss)

During the nine and three months ended September 30, 2010 and 2009, the accounts of E’Jenie, Anytone and Newpower were maintained, and its financial statements were expressed, in CNY. Such financial statements were translated into $ in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” (codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830) with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity (codified in FASB ASC Topic 220). There were no significant fluctuations in the exchange rate for the conversion of CNY to USD after the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Principles of Consolidation

The consolidated financial statements include the accounts of New Energy Systems Group and its wholly owned subsidiaries Billion, E’Jenie, Anytone and Newpower, are collectively referred to the Company.  All material intercompany accounts, transactions and profits were eliminated in consolidation.

Revenue Recognition

The Company manufactures and distributes battery shells and covers for cellular phones. The Company established a new division in 2008, through which the Company began selling batteries in PRC. The Company's revenue recognition policies are in compliance with SEC Staff Accounting Bulletin (SAB) 104 (codified in FASB ASC Topic 480). Sales revenue is recognized when the significant risks and rewards of the ownership of goods were transferred to the buyers. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products sold in the PRC are subject to Chinese value-added tax of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (codified in FASB ASC Topic 718 and 505). The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740). When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

At September 30, 2010 and December 31, 2009, the Company had not taken any significant uncertain tax positions on its tax returns for 2009 and prior years or in computing its tax provision for 2010.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows” (codified in FASB ASC Topic 230), cash flows from the Company’s operations are based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Supplemental Cash Flow Disclosures

Cash from operating, investing and financing activities excluded the effect of the acquisition of Newpower on January 12, 2010 (See Note 14).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  At September 30, 2010 and December 31, 2009, the Company had $8,898,000 and $3,651,990 cash in state-owned banks, respectively, of which no deposits were covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  The allowance for doubtful accounts was $0 at September 30, 2010 and December 31, 2009.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.  As of September 30, 2010 and December 31, 2009, inventory consisted of the following:

	2010	2009
Raw Materials	$1,160,285	$133,358
Work-in-process	338,320	44,250
Finished goods	553,885	334,095
	2,052,490	511,703
Less: reserve for impairment of inventory	-	(9,001)
	$2,052,490	$502,702

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Equipment	5 years
Computer Hardware and Software	5 years
Building	30 years

As of September 30, 2010 and December 31, 2009, Property, Plant & Equipment consisted of the following:

	2010	2009
Machinery	$1,488,431	$936,049
Automobile	25,667	25,189
Office equipment	103,189	81,674
Building	600,616	589,436

Subtotal	2,217,903	1,632,348

Accumulated depreciation	(1,322,792)	(932,558)

Plant, Property & Equipment, Net	$895,111	$699,790

Depreciation was $183,000 and $163,000 for the nine months ended September 30, 2010 and 2009, and $56,000 and $53,000 for the three months ended September 30, 2010 and 2009, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.   ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of September 30, 2010 and December 31, 2009, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Basic and Diluted Earnings per Share (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted earnings per share are based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding options and the if-converted method for the outstanding convertible preferred shares. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, convertible outstanding instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under SFAS No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”) (codified in FASB ASC Topic 350), goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds its fair value, with the fair value of the reporting unit determined using discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Intangible Assets

The Company applies criteria specified in SFAS No. 141(R), “Business Combinations” (codified in FASB ASC Topic 805) to determine if an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, (codified in FASB ASC Topic 350), intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in FASB ASC Topic 360). Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that assets may be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible to its future net undiscounted cash flows. If the intangible is considered impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible exceeds the fair value of the intangible, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (codified in FASB ASC Topic 360) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business (codified in FASB ASC Topic 225).” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144 (codified in FASB ASC Topic 360). SFAS 144 (codified in FASB ASC Topic 360) requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Recent accounting pronouncements

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”).  ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification (“Codification”) and, for SEC registrants, guidance issued by the SEC.  The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC.  The Codification is amended to effect non-SEC changes to authoritative GAAP.  Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Consolidated Financial Statements.

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition.” FASB ASU No. 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. FASB ASU No. 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. The Company does not expect this ASU will have a material impact on its financial position or results of operations when it adopts this update on January 1, 2011.

Note 3 – INTANGIBLE ASSETS

As of September 30, 2010 and December 31, 2009, intangible assets consisted of the following:

	2010	2009

Customer relationships	$2,691,445	$2,691,445
Design	366,850	366,850
Proprietary technology	270,850	270,850
Land rights	600,616	589,436
Patent right	22,176,943	15,167,497
Intangible assets	26,106,704	19,086,078
Impairment in 2007	(1,972,598)	(1,972,598)
Accumulated amortization	(3,438,563)	(1,341,136)

Intangible assets, net	$20,695,543	$15,772,344

During 2006, E’Jenie purchased the two facilities it previously leased for $1,103,596.  Of that amount $551,798 was recorded as an intangible asset as land use rights.  Because the laws of the PRC do not allow ownership of land, the Company received a Certificate of Real Estate from the Ministry of Land and Resources to use the land. E’Jenie incurred losses and also its revenue reduced significantly during 2007. The Company performed an intangible assets impairment test and concluded there was impairment as to the carrying value of intangible assets of E’Jenie of $1,972,598 as of December 31, 2007.

The intangible assets are amortized over 10-30 years.  Amortization was $2,096,000 and $69,000 for the nine months ended September 30, 2010 and 2009, and $702,000 and $23,000 for the three months ended September 30, 2010 and 2009, respectively.

Amortization for the Company’s intangible assets over the next five fiscal years from September 30, 2010 is estimated to be:

September 30, 2011	$2,806,000
September 30, 2012	2,806,000
September 30, 2013	2,806,000
September 30, 2014	2,806,000
September 30, 2015	2,806,000
Thereafter	6,665,543
Total	$20,695,543

Note 4 – TAXES PAYABLE

As of September 30, 2010 and December 31, 2009, taxes payable comprised the following:

	2010	2009

Income tax payable	$1,471,508	$526,043
VAT tax payable	653,416	224,137
Other tax	23,864	12,250
Total	$2,148,788	$762,430

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of September 30, 2010 and December 31, 2009, accounts payable and accrued expenses comprised of the following:

	2010	2009

Accounts payable	$8,309,349	$3,579,714
Payable of purchase of Anytone	-	5,000,000
Payable for expense reimbursement	735,795	297,318
Accrued payroll	240,751	137,316
Other	151,355	81,275

Total	$9,437,250	$9,095,623

Note 6 – RELATED PARTY TRANSACTIONS

Due from Shareholders

As of September 30, 2010 and December 31, 2009, the Company had $267,357 and $262,380 unsecured, due on demand, and non interest-bearing advances to the original owners of Anytone International.

Loan payable to Related Party

As of September 30, 2010 and December 31, 2009, the Company had $537,225 and $527,225 unsecured, due on demand and non interest-bearing loan payable to the original owner of Shenzhen Anytone for the acquisition of Shenzhen Anytone by Anytone International.

Note 7 – DEFERRED TAX LIABILITY

Deferred tax represented differences between the tax bases and book bases of intangible assets. At September 30, 2010, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone and Newpower.  At December 31, 2009, deferred tax liability represents the difference between the fair value and the tax basis of patents acquired in the acquisition of Anytone.

Note 8 – STOCK OPTIONS

On November 4, 2005, the Company issued a nonqualified stock option for 10,000 shares (post-reverse stock split) to a member of the board with an exercise price of $5.3 (the exercise price for 10,000 shares of options post-reverse stock split) that expired on November 3, 2010.  The option vested and became exercisable immediately.

The Company's 2005 Stock Option Incentive Plan provides for the grant of 10,000 option rights (post-reverse stock split) to a non-employee director. The Plan is administered by the Company's Compensation Committee, who has the authority to select plan participants and determine the terms and conditions of such awards.

The Company adopted SFAS 123(R) (codified in FASB ASC Topic 718) on November 1, 2005 using the modified prospective method. Prior to the adoption of SFAS 123(R) the Company did not have any stock options.

Risk-free interest rate	4.00%
Expected life	5 years
Expected volatility	58.0%
Expected dividend yield	0%

On March 20, 2006, the Company issued a non-incentive stock option for 15,000 shares (post-reverse stock split) to a consultant with an exercise price of $7.02 (post-reverse stock split) that expired on March 19, 2009.

Risk-free interest rate	4.77%
Expected life	3 years
Expected volatility	126.76%
Expected dividend yield	0%

On June 11, 2010, the Company granted stock options to acquire 25,000 shares of the Company’s common stock, par value $0.001, at $6.55 per share, with a life of 3 years to an independent director. The options vest in two equal installments, the first being on the date of grant and the second being on the first anniversary of the date of grant. The fair value of the options was calculated using the following assumptions: estimated life of three years, volatility of 100%, risk free interest rate of 2.76%, and dividend yield of 0%. The grant date fair value of options was $103,047.

The Company recorded $67,333 as compensation expense for stock options during the nine and three months ended September 30, 2010.

The outstanding options (post-reverse stock split) as of September 30, 2010 listed as follow:

Number of Shares
Outstanding at January 01, 2009	25,000

Granted	-
Exercised	-
Expired	(15,000)

Outstanding at December 31, 2009	10,000
Exercisable at December 31, 2009	10,000

Granted	25,000
Exercised	-
Expired	-

Outstanding at September 30, 2010	35,000
Exercisable at September 30, 2010	22,500

Options outstanding (post-reverse stock split) at September 30, 2010 and related weighted average price and intrinsic value are as follows:

Exercise Price	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$5.30 - $6.55	35,000	1.99	$6.19	22,500	$5.99

Note 9 – COMMON STOCK AND NON-CASH STOCK COMPENSATION

On August 18, 2009, the Company entered into a four-year consulting agreement to promote the Company's image in both the industry and capital markets. In connection with this agreement, the Company issued 1,000,000 shares of Common Stock valued at $2.70 (stock price at grant date) to these eight consultants.  During 2009, the Company issued 1,000,000 shares of the Company’s stock and recorded $2,700,000 as deferred compensation. During the nine and three months ended September 30, 2010, the Company amortized $506,000 and $169,000 as stock-based compensation.

On December 3, 2009, the Company issued 3,593,939 shares of common stock, valued at $6.452 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the purchase consideration for the acquisition of Anytone. The common stock was valued at $23,188,094 at the issuance date.

On December 30, 2009, the Company issued 1,823,346 shares of common stock valued at $6.302 per share which was the average stock price two days before and two days after the agreement date, to pay the stock portion of the total purchase consideration for the acquisition of Newpower. The common stock was valued at $11,490,726 at the issuance date.  In 2009, the Company recorded 1,823,346 shares at par value of $ 1,823 as a result of the issuance of the shares. The transaction closed on January 12, 2010. The fair value of the 1,823,346 shares of $ 11,490,726 was recorded on January 12, 2010.

Note 10 – INCOME TAXES

As of September 30, 2010, the Company in the US had approximately $2,299,000 in net operating loss (“NOL”) carry forwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The deferred tax assets for the US entities at September 30, 2010 consists mainly of NOL carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at the location as of September 30, 2010. Accordingly, the Company has no net deferred tax assets.

There is no income tax for companies domiciled in the BVI. Accordingly, the Company's consolidated financial statements do not present any income tax provisions related to BVI tax jurisdiction where Billion is domiciled.

Pursuant to the PRC Income Tax Laws, the Company's subsidiary in China is generally subject to Enterprise Income Taxes ("EIT") at a statutory rate of 25%. The subsidiary is qualified as a new technology enterprises and under PRC Income Tax Laws, it subject to a preferential tax rate of 18%.

Beginning January 1, 2008, the new PRC Enterprise Income Tax ("EIT") law replaced the existing laws for Domestic Enterprises ("DES") and Foreign Invested Enterprises ("FIEs"). The new standard EIT rate is 25%.

Subsidiary E’Jenie was qualified as new technology enterprise under PRC Income Tax Law and still subject to the tax holiday with applicable EIT of 22% for 2010 and 10% for 2009, respectively. The newly acquired subsidiary Anytone and Newpower’s effective EIT for 2010 is 22% and was 20% for 2009.

Foreign pretax earnings approximated $14,727,000 and $4,455,000 for the nine months ended September 30, 2010 and 2009, respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent those earnings are indefinitely invested outside the United States. At September 30, 2010, approximately $29,287,000 of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of approximately $4,829,000 would have to be provided if such earnings were remitted currently.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations for the nine and three months ended September 30, 2010 and 2009, respectively:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2010	2009	2010	2009
US statutory rates	34%	34%	34%	34%
Tax rate difference	(10)%	(9)%	(10)%	(9)%
Effect of tax holiday	(3)%	(16)%	(3)%	(16)%
Valuation allowance on deferred tax on US NOL	2%	1%	1%	1%
Tax expense at actual rate	23%	10%	22%	10%

The provisions for income taxes for the nine and three months ended September 30, 2010 and 2009 consisted of the following:

	Nine Months Ended		Three Months Ended
	2010	2009	2010	2009
Income tax expense – current	$3,951,163	$445,538	$1,485,915	$232,454
Income tax benefit – deferred	(405,336)	-	(135,840)	-
Total income tax expense	$3,545,827	$445,538	$1,350,075	$232,454

Note 11 – STATUTORY RESERVES

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i)	Making up cumulative prior years' losses, if any;

ii)
Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and statutory common welfare fund is no longer required per the new cooperation law executed in 2006.

iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

Note 12 - MAJOR CUSTOMERS AND VENDORS

The Company purchased from three vendors during the nine months ended September 30, 2010 with each vendor accounting for about 13%, 13%, and 12% of purchases. Accounts payable to the vendors were $1,501,612, $1,061,169, and $997,392 as of September 30, 2010.

The Company purchased its products from three major vendors during the nine months ended September 30, 2009 with each vendor individually accounting for 27%, 27% and 23% of the total purchases. Accounts payable to these vendors amounted to $705,813, $656,392 and $612,095 as of September 30, 2009.

One customer accounted for 14% of the sales during the nine months ended September 30, 2010. Accounts receivable from this customer was $3,787,910 as of September 30, 2010.

Two customers accounted for 72% of the sales, each accounted for 58% and 14%, during the nine months ended September 30, 2009. Accounts receivable from these customers were $ 4,739,419 as of September 30, 2009.

The Company purchased from four vendors during the three months ended September 30, 2010 with each vendor accounting for about 13%, 12%, 12% and 10% of the total purchases.

The Company purchased from three vendors during the three months ended September 30, 2009 with each vendor individually accounting for 28%, 27% and 26% of the total purchases.

The Company had one customer which accounted for 17% of revenue for the three months ended September 30, 2009. Two customers accounted for 52% and 26% for the three months ended September 30, 2010.

Note 13 – SEGMENT REPORTING

The Company had two operating segments: battery components manufacture and battery assembly and distribution.  These operating segments were determined based on the nature of the products offered.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.  The Company's chief executive and chief financial officers were identified as the chief operating decision makers.  The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability, cash flows, and other measurement factors of each respective segment.

The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  The segments’ accounting policies are the same as those described in the summary of significant accounting policies.  The following table shows the operations of the Company's reportable segments:

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
Revenues from unaffiliated customers:
Battery	$64,414,149	$11,515,218	$24,083,496	$6,062,975
Battery shell and cover	7,804,386	4,343,093	2,277,037	1,785,223
Consolidated	$72,218,535	$15,858,311	$26,360,533	$7,848,198
Operating income (loss):
Battery	$14,108,397	$3,611,006	$5,508,094	$1,888,054
Battery shell and cover	2,219,004	909,221	548,280	445,072
Corporation	(1,229,687)	(154,090)	(452,547)	(79,386)
Consolidated	$15,097,714	$4,366,137	$5,603,827	$2,253,740
Net income (loss) before taxes:
Battery	$14,126,073	$3,611,006	$5,515,408	$1,888,054
Battery shell and cover	2,272,915	844,371	559,617	436,477
Corporation	(1,230,419)	(154,225)	(453,048)	(79,401)
Consolidated	$15,168,569	$4,301,152	$5,621,977	$2,245,130
Net income (loss) :
Battery	$11,217,178	$3,308,040	$4,394,175	$1,729,985
Battery shell and cover	1,635,983	701,799	330,775	362,092
Corporation	(1,230,419)	(154,225)	(453,048)	(79,401)
Consolidated	$11,622,742	$3,855,614	$4,271,902	$2,012,676
Depreciation and amortization:
Battery	$2,087,266	$-	$700,015	$-
Battery shell and cover	121,979	163,136	34,979	53,030
Corporation	69,570	69,570	23,190	23,190
Consolidated	$2,278,815	$232,706	$758,184	$76,220

The Company does not identify assets by segment.

Note 14 - ACQUISITION OF ANYTONE, NEWPOWER AND UNAUDITED PRO FORMA INFORMATION

On November 19, 2009, the Company entered into a share exchange agreement with Anytone International and Shenzhen Anytone. Shenzhen Anytone is a subsidiary of Anytone International, collectively referred as Anytone. Pursuant to the share exchange agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay $10,000,000.  The acquisition closed on December 7, 2009.  As of September 30, 2010, $10,000,000 was paid. Revenue and net income of Anytone included in the consolidated income statement for the nine months ended September 30, 2010 was $33,120,017 and $5,324,214, and for the three months ended September 30, 2010 was $12,017,189 and $1,994,360, respectively.

The price for Anytone was $10,000,000 and 3,593,939 shares of common stock valued at $23,719,997, which was determined by multiplying the 3,593,939 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $19,775,939 is recorded as goodwill.

Cash	$2,401,140
Accounts receivable	651,062
Other receivables	842,463
Due from shareholder	262,396
Inventory	2,316,835
Property and equipment	42,209
Intangible assets	15,167,497
Goodwill	19,775,939
Accounts payable	(4,178,789)
Deferred tax liability	(3,033,499)
Loan payable	(527,256)
Purchase price	$33,719,997

On January 12, 2010, the Company closed the transactions contemplated by the share exchange agreement dated December 11, 2009 with Newpower.  Pursuant to the share exchange agreement, E’jenie acquired Newpower. The Company issued to the shareholders of Newpower, proportionally among the Newpower shareholders in accordance with their respective ownership interests in Newpower immediately before the closing of the Share Exchange, 1,823,346 shares of the Company’s Common Stock with a restrictive legend, and $3,000,000. As of September 30, 2010, $3,000,000 was paid.

The price for Newpower was $3,000,000 and 1,823,346 shares of common stock valued at $15,516,674, which was determined by multiplying the 1,823,346 shares by the stock price of New Energy at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.   The fair values of the assets acquired and liabilities assumed at agreement date are used for the purpose of purchase price allocation.  The excess of the purchase price over the fair value of the net assets acquired of $13,234,208 is recorded as goodwill. The Company expects synergy from combining the operations. Revenue and net income of Newpower included in the consolidated income statement for the nine months ended September 30, 2010 was $25,331,109 and $2,155,713, and for the three months ended September 30, 2010 was $9,306,058 and $798,820, respectively.

Cash	$24,550
Accounts receivable	2,809,600
Tax receivable	111,848
Inventory	240,262
Property and equipment	327,354
Intangible assets	7,009,446
Goodwill	13,234,108
Accounts payable	(2,410,017)
Other payable and accrued expenses	(66,589)
Loan payable to related party	(1,361,999)
Deferred tax liability	(1,401,889)
Purchase price	$18,516,674

The following unaudited pro forma consolidated results of operations for New Energy, Anytone and Newpower for the nine months ended September 30, 2009 presents the operations of New Energy, Anytone and Newpower as if the acquisitions occurred January 1, 2009.  The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

2009
Net revenue	$47,048,315
Cost of revenue	35,652,243

Gross profit	11,396,072
Total operating expenses	3,558,268

Income from operations	7,837,804
Total non-operating expenses	(43,257)

Income before income tax	7,794,547
Income tax	836,242

Net income	$6,958,304

Weighted average shares outstanding	10,863,347

Earnings per share	$0.64

Note 15- COMMITMENTS

Anytone leased its office under a renewable operating lease on January 1, 2009 with expiration date on March 31, 2014. The monthly rent is $12,400. For the nine and three months ended September 30, 2010, the rental expense was $112,000 and $37,000, respectively.

Newpower entered into a renewable rental agreement on September 1, 2009 with expiration date on August 31, 2012. The monthly payment is $6,300. For the nine and three months ended September 30, 2010, the rental expense was $57,000 and $19,000, respectively.

Future minimum rental payments required under operating leases as of September 30, 2010 are as follows by years:

2011	$224,000
2012	218,000
2013	149,000
2014	37,000
$628,000

Note 16- SUBSEQUENT EVENT

New Energy Parent Company entered into a one-year consulting agreement with an IR firm on November 1, 2010. The monthly payment at $8,550 will be made at the beginning of each month; the Company also granted the IR firm a warrant to purchase 36,000 shares for each 6 months contract period with excise price of $5.99, a term of three years which will vest on November 1, 2011. The first tranche of warrants will be issued by November 30, 2010 and the second issued by May 31, 2011. If the agreement is cancelled after six months by either party, the IR firm will be entitled to a pro-rata of the warrants for the period services were provided. The Company would agree to issue a new warrant covering those shares as the second tranche surrendered.

On October 20, 2010, the Company filed an Amendment to its Certification of Designations, Preferences and Rights for its Series A Convertible Preferred Stock. As a result of the Amendment, which was approved by Company's board of directors and a majority of the Series A holders, the Series A is convertible at the option of the holder until June 29, 2011, when every ten (10) issued and outstanding shares of Series A shall be automatically convertible into one (1) share of common stock (on a post-split basis). Additionally, the Series A shall continue to be subject to a lock-up provision through June 29, 2011, provided, however, that the common stock issuable upon the optional conversion of the Series A shall not be subject to such lock-up limitations.

On November 10, 2010, the Company’s subsidiary, Shenzhen Anytone Technology Co. Ltd, executed a share exchange agreement to acquire all the equity interest of Shenzhen Kim Fai Solar Energy Technology Co., Ltd., a Chinese company engaged in the technology development and sale of solar application products and solar energy batteries ("Kim Fai Solar"), with all of the shareholders of Kim Fai Solar.  The purchase price for 100% of the outstanding stock of Kim Fai Solar was $24,000,000, of which $13,000,000 is to be paid in cash and $11,000,000 is to be paid in the form of shares of common stock of the Company.  The purchase consideration is payable as follows: (i) $13,000,000 to be paid in cash within one year of the execution of the Agreement, and (ii) $11,000,000 to be paid in shares of restricted common stock of the Company within 3 days of the completion of the share exchange formalities with the local governmental authorities.  Such shares are to be issued with a per share price of $5.75 and amount to an aggregate of 1,913,265 shares of restricted common stock. The Company did not disclose the pro forma supplemental information in this footnote due to the fact that initial accounting for this acquisition is not completed and financial statements of the acquiree are in the process of being compiled. The purchase of Kim Fai Solar will be accounted for as a business combination under FASB ASC Topic 805, “Business Combinations”.

Note 17- RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements at September 30, 2010 were restated to reflect the following:

1.
The Company initially calculated goodwill from the acquisition of Anytone and Newpower basing on the average stock price of New Energy two days before and two days after the agreement date. According to SEC comment, the Company has now concluded that the calculation of goodwill should be based on the stock price of New Energy at the acquisition date.

The above restatement did not have any impact on the statement of income and other comprehensive income and cash flows.

The following table presents the effects of the restatement adjustment on the accompanying consolidated balance sheet at September 30, 2010:

Consolidated Balance Sheet at September 30, 2010	As Previously Reported	Restated	Net Adjustment

Goodwill	$28,452,196	$33,010,047	$4,557,851
Total assets	$73,797,364	$78,355,215	$4,557,851
Additional paid in capital	$53,667,474	$58,225,325	$4,557,851
Total stockholders’ equity	$64,016,167	$68,574,018	$4,557,851